UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

CleverPet, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 9, 2015

Physical Address of Issuer:

302 Washington Street #150-3668, San Diego, CA, 92116, United States

Website of Issuer:

https://fluent.pet

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Series A-1 Seed Preferred Stock, par value $0.0001 per share

Target Number of Securities to be Offered:

7,444.95

Price (or Method for Determining Price):

$3.35798 per share

Target Offering Amount:

$25,000.00

Oversubscriptions Accepted:

 Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

December 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$637,767	$59,654
Cash & Cash Equivalents	$406,230	$1,207
Accounts Receivable	0	0
Short-term Debt	$841,490	$920,360
Long-term Debt	$1,023,292	$762,546~~1,682,906~~
Revenues/Sales	$1,587,069	$10,284
Cost of Goods Sold	$934,877	$12,592
Taxes Paid	$0	$0
Net Income	$185,237	($316,460)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 4, 2021

CleverPet, Inc.



Up to $1,070,000 of Series A-1 Seed Preferred Stock, par value $0.0001 per share

CleverPet, Inc. ("**CleverPet**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Series A-1 Seed Preferred Stock, par value $0.0001 per share (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in an Omnibus Series A-1 Seed Preferred Stock Instrument, as further described below. Under the Omnibus Series A-1 Seed Preferred Stock Instrument, Securities sold in this Offering will be deposited into a custodial account maintained by Prime Trust, LLC, who will serve as the custodian (the "**Custodian**") for this Offering and reflect each Investors' beneficial interest in the Omnibus Series A-1 Seed Preferred Stock Instrument in such Investors' individual custodial accounts. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering. Each Investor must maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,00	$6,420	$100,580
Target Offering Amount	$25,000.00	$1,500	$23,500

Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE

ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://fluent.pet.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/fluentpet

The date of this Form C is October 4, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

CleverPet, Inc. (f/k/a CleverPet, LLC) (the "**Company**") is a provider of hardware and software systems for interacting with dogs, cats and other domestic animals, incorporated in Delaware as a corporation on September 9, 2015.The Company was originally formed on October 2, 2013 as CleverPet, LLC, under the laws of California. The Company converted to a Delaware corporation on September 9, 2015.

The Company is located at 302 Washington Street, San Diego, CA, 92116 United States.

The Company's website is https://fluent.pet.

The Company conducts business in California and sells products through the internet throughout the United States and and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/fluentpet and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	7,444.95
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	7,444.95
Maximum Amount of the Securities Offered	318,643.95
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	318,643.95[*]
Price Per Security	$3.35798
Minimum Individual Purchase Amount	$100.00 [+]
Maximum Individual Purchase Amount	$107,000.00
Offering Deadline	December 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. While we are currently profitable, there can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 3,999,988 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Leo Trottier, our Chief Executive Officer, Founder, and Director, Grant Jordan, our Director, and Daniel Knudsen, our co-Founder. The Company has not entered into employment agreements with Mr. Trottier, Mr. Jordan or Dr. Knudsen, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Trottier, Mr. Jordan or Dr. Knudsen, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Series A-1 Seed Preferred Stock Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Series A-1 Seed Preferred Stock Instrument Representing Economic Interest in the Securities Beneficial Interest shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series A-1 Seed Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series A-1 Seed Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed Preferred Stock Instrument.

Investors Purchasing the Securities Are Required to Waive Certain Rights

By executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Trustee and Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain voting agreement with the Company and other stockholders, to agree to vote the Securities, including all securities of the Company that Prime Trust is entitled to vote for members of the Company's Board of Directors, including without limitation, all shares of the Company's common stock and preferred stock, by whatever name called, now owned or subsequently acquired by Prime Trust by virtue of the Subscription Agreement, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise, in the same proportion as certain key holders. As a result of the concentrated voting control in favor of such key holders, (i) they may be able to control matters requiring approval under such voting agreement, including with respect to the election of the Company's board of directors and (ii) they may be able to delay or prevent a change of control, in each instance, which may have a negative impact on the price of our common stock by discoursing third party investors or others from investing in the Company or otherwise making offers to purchase our securities.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $3.35798 per share by us was determined arbitrarily and the pre-money valuation of the Company arising from such price per share in this Offering is $16,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

The price of the Securities and our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to:

- announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
- changes in our financial estimates and projects;
- variations in quarterly operating results;
- the overall performance of the equity markets;
- general economic conditions;
- terrorist acts;
- litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
- future sales of our securities; and
- investor perception of us and the industries in which we operate.

The Company's executive officers and directors will continue to exercise significant control over the Company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this Offering, and assuming we complete the maximum Offering, the Company's executive officers will beneficially hold, in the aggregate, over 63% of the Company's outstanding common stock, assuming conversion of the Securities. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of the Company's assets. Mr. Trottier acquired his shares of common stock for substantially less than the price of the shares of Securities being acquired in this Offering, and he may have interests, with respect to his common stock, that are different from those of Investors in this Offering and the concentration of voting power among one or more of these stockholders may have an adverse effect on the value of the Securities. In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Arbitration

Investors in this Offering agree to submit to arbitration administrated by the American Arbitration Association under its Commercial Rules, before one arbitrator agreed to by the parties, for all claims arising from their investment and to waive their rights to have any and all disputes, controversies or claims arising out of, relating to or in connection with their subscription agreement resolved in a court, and their rights to a jury trial, and any rights to bring a class arbitration, class action or other type of representative proceeding. Arbitration may not afford investors all the relief they might obtain outside arbitration. Arbitration narrows procedural and other steps available to claimants (such as discovery, broad choice of venue and scope of appellate review) and is, in general, a more informal process than court action. On the other hand, arbitration is normally a less expensive process for a claimant than court action and normally results in a quicker final decision. However, Investors may find that as a result of arbitration they are more restricted in the resolution of claims, if any, arising from this Offering.

Investors and the Securities will be subject to transfer restrictions.

During the period commencing on the date of the final prospectus relating to the Company's closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, and ending on the date specified by the Company and the managing underwriter (the "**Lock-up Period**"), which such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions, neither Prime Trust nor any Investor may, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

Investors have no right to exchange their Beneficial Interest in the Omnibus Series A-1 Seed Preferred Stock Instrument for Series A-1 Seed Preferred Stock in certificated form.

The Company reserves its sole discretion to exchange the Investor's Beneficial Interests in the Omnibus Series A-1 Seed Preferred Stock Instrument for Series A-1 Seed Preferred Stock in certificated form. Further, Investors have no right to remove the Series Seed Preferred Stock they hold a beneficial interest in from the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We design and sell hardware and software systems for more intelligently interacting with the dogs, cats, and other animals we live with. Our latest best-selling product is the FluentPet System, which combines high quality sound buttons with a hexagonal sound board designed to speed learning and facilitate communication. Since launching in June 2020 we've achieved over $3.4M in sales with $0 spent on advertising, and we're on track to exceed $5M in sales in 2021.

Business Plan

The company sells, and will continue to sell, market-leading, high quality consumer products at solid margins to an ever-growing base of customers interested in teaching their dogs to use buttons to communicate. It currently sells via its own ecommerce website, and will likely expand to sell in other retailers as well.

The Company's Products and/or Services

Product / Service	Description	Current Market
FluentPet HexTile System	First ever multi-word communication designed for dogs, cats, and other animals	Direct to Consumer marketed via influencer referrals

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Specifically, Learning Resources sells kits with four buttons each, but doesn't sell any intelligent way of organizing them. Customers can also find buttons like ours on Alibaba, but again, they lack a method of organization.

Customer Base

Women 25-44 with dogs, especially educators, those who work in speech language pathology or dog training. Growing steadily as this the market learns more about this new product category.

Supply Chain

(1) One button manufacturer and kit assembler (based in Shenzhen, China)
(2) One foam pad manufacturer based in Shenzhen, China
(3) One alternate pad manufacturer based in Ning Bo, China
(4) One packaging manufacturer based in Shenzhen, China

Intellectual Property

<u>**Trademarks**</u>

Application or Registration #	Title	Description	File Date	Grant Date	Country
90294693	FLUENTPET	DESIGN MARK	2020-11-03	n/a	US
90139860	HEXTILE	WORD MARK	2020-08-26	2021-06-08	US

90485246	LET'S TEACH THEM TO TALK	WORD MARK	2021-01-24	n/a	US
90102392	CLEVERFOREVER	WORD MARK	2020-08-09	n/a	US
88649719	CLEVERPET SPOT	WORD MARK	2019-10-10	n/a	US
88958715	FLUENTPET	DESIGN MARK	2020-06-10	2021-03-09	US
88958654	FLUENTPET	WORD MARK	2020-06-10	2021-03-09	US
86670048	ENGAGE IDLE PAWS	WORD MARK	2015-06-22	2017-02-14	US
86670044	CLEVERPET	DESIGN MARK	2015-06-22	2017-02-14	US
86192699	CLEVERPET	WORD MARK	2014-02-13	2016-06-07	US

Patents

Application Number	Title	File Date	Grant Date	Country
EP 14757118.6	Animal Interaction Device, System, And Method	2014-03-03	n/a	EU
JP 2015-560396	Animal Interaction Device, System and Method	2014-03-03	2019-02-27	Japan
KR 10-2015-7027052	Animal Interaction Device, System and Method	2014-03-03	2018-12-19	Korea
29/488,819	ANIMAL INTERACTION DEVICE	2014-04-23	2017-01-03	US
15/130,477	Animal Interaction Device, System and Method	2016-04-15	2017-08-22	US
CN201580057677.1	Spiraling Frustoconical Dispenser	2015-08-28	n/a	China
15/881,656	Animal Interaction Device, System and Method	2018-01-26	2019-07-16	US
16/512,000	Animal Interaction Device, System and Method	2019-07-15	2019-12-17	US
16/521,512	Animal Interaction Device, System and Method	2019-07-24	n/a	US
CN201480011556.9	Animal Interaction Device, System and Method	2014-03-03	n/a	China
HK16105084.8	Animal Interaction Device, System and Method	2016-05-04	n/a	Hong Kong
W02016033462A1	Spiraling Frustoconical Dispenser	2015-08-28	n/a	PCT

W020166036711A1	Animal Interaction Device, System and Method	2015-09-01		n/a	PCT

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development	94%	$23,500	40%	$428,000
Sales and Marketing	0%	$0	30%	$321,000
Research	0%	$0	24%	$256,800
Total	**100%**	**$25,000.00**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

- **Product development**: we are developing more advanced hardware, and the costs to do so include inventory pre-purchase, tooling, and significant professional engineering expenses.

- **Sales and Marketing**: we intend to grow our sales and marketing team through hiring of experienced marketers. While we have not to this point invested in paid advertising, we may choose to do so with the funds allocated under this use of proceeds.

- **Research:** The TheyCanTalk research project is a major differentiating investment that assists the Company in its Product Development. If the Maximum Offering Amount is raised, we intend to allocate up to $256,800.00 to supporting the non-human language research being performed in this project, and to other product development related research, which may include the hiring of staff and the purchases of specialized equipment.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Leo Trottier	Director, Founder, Chief Executive Officer	CEO, CleverPet, Inc., (2015-present) with primary responsibilities for managing the operations and growth of the business.	Hon. B.Sc., Univ. Toronto (2005) M.Sc., UC San Diego (2007)
Grant Jordan	Director	CEO, SkySafe, Inc., (2015-present) with primary responsibilities for managing the operations and growth of the business.	S.B., MIT (2007)

Daniel Knudsen	Co-Founder	2018-2020: Senior Consultant, MetaCell. Neuroscience software research and development. 2020-2021: Head of Research Operations, Resilience. Establishment and staffing of new biomedical research labs.	B.Sc., Northeastern (2006) Ph.D., UC San Diego (2013)

Biographical Information

Leo Trottier
Leo Trottier is a unique blend of cognitive scientist, product designer and entrepreneur. He is founder and CEO of CleverPet, which began by developing the CleverPet Hub, a consumer electronic device that teaches dogs and cats automatically through advanced cognitive and behavioral science techniques. Leo is an alumnus of San Diego's EvoNexus and Techstars. He has a degree from the cognitive science and A.I. program at the University of Toronto, and started CleverPet while a PhD candidate at UC San Diego. Before CleverPet, Leo ran Scholarpedia, Wikipedia's academic equivalent, where he worked with Nobel Laureates to "wikify scholarly canons."

In 2019 he began developing the FluentPet HexTile System, and in the spring of 2020 began sending prototypes to the Canine AAC Test Pilots group. He subsequently launched TheyCanTalk.org, a compilation of effective practices for teaching button use to dogs, and launched the Fluent.Pet online store in June of 2020.

Grant Jordan
Grant is the CEO of SkySafe, a leading drone defense firm. His team builds cutting-edge systems that protect critical airspace—stadiums, prisons, critical infrastructure, military personnel and facilities—from drones. An MIT grad, Grant served as an officer in the US Air Force where he designed and built hardware systems for counter-IED missions and small UAVs at the Air Force Research Lab (AFRL), specializing in rapid product development for Special Forces units. As a UC San Diego graduate student, he conducted research on analyzing online illicit pharmaceutical sales by Russian criminal groups and anonymity on the Bitcoin network. As a respected expert in both hardware and software, Grant has spoken at security conferences including DEFCON and RSA Security.

Dan Knudsen
Dan Knudsen is a distinctive 21st Century mix of neuroscientist, technologist, and entrepreneur, who strives to create things that make the world easier to understand. He co-founded CleverPet with Leo Trottier, and until 2018 was its CSO, and CTO. He is now Head of Operations at Resilience, a startup founded during the COVID-19 pandemic aimed at improving America's biomedical research and manufacturing capacity, and which has raised over $800M in order to do so.

Dan earned a PhD in Neurosciences from UC San Diego. He has spent more than 13 years studying the brain and behavior. Dan is an alumnus and former Program Lead of the San Diego Startup Leadership Program, as well as having graduated from EvoNexus and the Qualcomm Robotics Accelerator (**powered** by Techstars). Dan has a passion for spreading ideas, and sees entrepreneurship as an excellent and progressive way to bring important scientific advances from academia to the general public.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,156,050 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), of which 325,017 shares are designated as Series A-1 Seed Preferred Stock, 285,887 shares are designated as Series A-2 Seed Preferred Stock, 142,944 shares are designated as Series A-3 Seed Preferred Stock, 514,595 shares are designated as Series A-4 Seed Preferred Stock, 198,532 shares are designated as Series A-5 Seed Preferred Stock, 219,913 shares are designated as Series A-6 Seed Preferred Stock, 442,065 shares are designated as Series A-7 Seed Preferred Stock, and 27,100 shares are designated as Series A-8 Seed Preferred Stock.

At the closing of this Offering, assuming only the Target Offering Amount is sold, and with Company's outstanding Simple Agreements for Future Equity automatically converting upon the sale of the Target Offering Amount, 3,999,988 shares of Common Stock will be issued and outstanding and 7,444.95 shares of Series A-1 Seed Preferred Stock will be issued and outstanding, 285,887 shares of Series A-2 Seed Preferred Stock will be issued and outstanding, 142,944 shares of Series A-3 Seed Preferred Stock will be issued and outstanding, 514,595 shares of Series A-4 Seed Preferred Stock will be issued and outstanding, 198,532 shares of Series A-5 Seed Preferred Stock will be issued and outstanding, 219,913 shares of Series A-6 Seed Preferred Stock will be issued and outstanding, 442,065 shares of Series A-7 Seed Preferred Stock will be issued and outstanding, and 27,100 shares of Series A-8 Seed Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,999,988
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None, except the Company granted one stockholder an assignable preemptive right to purchase its pro rata share of (ii) any Common Stock, preferred stock or other security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, preferred stock or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, preferred stock or other security or (iv) any such warrant or right, that the company may, from time to time, propose to sell and issue, in each instance, subject to certain exclusions. Such preemptive right shall terminate upon the earlier of (a) the grant of preemptive rights issued in connection with a future bona fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $250,000, (b) the effective date of the registration statement pertaining to the Company's initial public offering that results in shares of the Company's preferred stock being converted into Common Stock and (c) an acquisition in which the stockholders of the Company receive cash or unrestricted securities that are actively traded on a national securities exchange or the Nasdaq Market, or a combination thereof. Additionally, the Company agreed that in the event that such stockholder owns fewer than 87,517 shares of the Common Stock that it purchased from the Company (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the

	Common Stock), a certain percentage threshold with respect to such stockholder's holdings of the Company, calculated on a fully-diluted basis, including all options, warrants, convertible securities and other rights to acquire capital stock of the company and taking into account certain issued equity securities in calculating such stockholder's percentage holdings ("Percentage Threshold"), shall be proportionally reduced in accordance with the following formula: Percentage Threshold = (New Holdings ÷ 87,517)*4.5%. For purposes of the foregoing formula, "New Holdings" shall mean the number of shares of Common Stock outstanding under a certain purchase agreement, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issues additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	62.02%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Non-Plan Option Plan
Authorized/Outstanding	191,975/136,913
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.98%

Type	2016 Employee, Director and Consultant Equity Incentive Plan
Authorized/Outstanding	127,668/35,356
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.98%

Type	Pre-money SAFE
Face Value	$535,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $9,000,000 cap, Warrant Coverage (*see below*)
Warrant Coverage	The holders of the SAFE will receive a warrant (the "Warrant") upon a closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation ("Equity Financing") to purchase the Company's Common Stock. The Warrants will be exercisable for that number of shares of Common Stock equal to the quotient obtained by dividing (x) ten percent (10%) of the holder's investment amount under the SAFE by (y) the price per share of such securities. The Exercise Price for certain SAFEs is equal to twenty-five cents ($0.25) (as adjusted from time to time).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities. Issuance and exercise of the warrant for the warrant coverage will further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.69%

Type	Pre-money SAFE
Face Value	$540,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $5,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other

	convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.70%

Type	Pre-money SAFE
Face Value	$300,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $9,000,000 cap, Warrant Coverage (*see below*)
Warrant Coverage	The holders of the SAFE will receive a warrant (the "Warrant") upon a closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation ("Equity Financing") to purchase the Company's Common Stock. The Warrants will be exercisable for that number of shares of Common Stock equal to the quotient obtained by dividing (x) ten percent (10%) of the holder's investment amount under the SAFE by (y) the price per share of such securities. The Exercise Price for certain SAFEs is equal to twenty-five cents ($0.25) (as adjusted from time to time).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities. Issuance and exercise of the warrant for the warrant coverage will further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.07%

Type	Pre-money SAFE
Face Value	$300,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $6,500,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other

	convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.86%

Type	Pre-money SAFE
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $6,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.52%

Type	Pre-money SAFE
Face Value	$200,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $6,000,000 cap, Warrant Coverage (*see below*)
Warrant Coverage	The holders of the SAFE will receive a warrant (the "Warrant") upon a closing of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation ("Equity Financing") to purchase the Company's Common Stock. The Warrants will be exercisable for that number of shares of Common Stock equal to the quotient obtained by dividing (x) five percent (5%) of the total dollar amount of the Equity Financing by (y) the price per share of the the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing. The Exercise Price shall be equal to twenty-nine cents ($0.29) (as adjusted from time to time).

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities. Issuance and exercise of the warrant for the warrant coverage will further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.07%

Type	Pre-money SAFE
Face Value	$60,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $1,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.72%

Type	Pre-money SAFE
Face Value	$60,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount, $2,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.86%

Type	Pre-money SAFE
Face Value	$91,000

Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$16,000,000 cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into capital stock of the Company assuming only the Target Offering Amount is sold. The SAFE The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.35%

Type	Warrant
Face Value	$827.36
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Holder is entitled, upon surrender of the Warrant, to purchase from the Company Eighty Two Thousand Seven Hundred and Thirty Six (82,736) shares of Common Stock at a per share exercise price of $0.01, exercisable, in whole or in part, during the term commencing on the date of the Warrant and ending at 5:00 p.m. Pacific Time on September 29, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Company will issues shares of Common Stock, and the Company may sell additional warrants or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.28%

Type	Warrant
Face Value	$2,443.75
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Holder is entitled, upon surrender of the Warrant, to purchase from the Company 9,775 fully paid and nonassessable shares of common stock at a per share exercise price of $0.25, exercisable, in whole or in part, during the term commencing on the date of the Warrant and ending at 5:00 p.m. Pacific Time on June 30, 2026.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Company will issues shares of Common Stock, and the Company may sell additional warrants or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.15%

Type	2021 Equity Incentive Plan
Authorized/Outstanding	500,000/164,083
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.75%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Senior Debt
Amount Outstanding	$20,399
Interest Rate and Amortization Schedule	0%
Description of Collateral	All Company Assets
Other Material Terms	N/A
Maturity Date	On demand

Type	Promissory Note
Amount Outstanding	$290,001
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	June 30, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Leo Trottier	2,750,000	69.87%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

CleverPet, Inc. (f/k/a/ CleverPet, LLC) (the "**Company**") was incorporated on September 9, 2015 under the laws of the State of Delaware, and is headquartered in San Diego, California. The Company was originally formed on October 2, 2013 as CleverPet, LLC, under the laws of Delaware. The Company converted to a Delaware corporation on September 9, 2015.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $406,230 and $1,207 of cash, respectively.

As of September 30, 2021 the Company had an aggregate of $ 301,013.65 in cash and cash equivalents. The company is cashflow positive, providing it with unlimited runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed a pre-money valuation of $16,000,000, with a per share purchase price of $3.35798 calculated from the number of outstanding securities of the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$1,740,000	2,000,000	n/a	7/26/2021	Section 4(a)(2)
Common Stock	$217,500	250,000	n/a	7/26/2021	Section 4(a)(2)
Common Stock	$32,379.12**	15,841	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$7,646.15**	3,741	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$37,367.82**	14,625	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,439.47**	4,648	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$8,055.47**	3,941	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$37,396.49**	14,637	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,439.47**	4,648	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$47,065.51**	13,568	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$14,915.63**	4,491	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$15,010.32**	4,519	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$14,947.13**	5,850	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$74,706.98**	29,239	n/a	02/19/2021	Section 4(a)(2)
Common Stock	$48,985.97**	15,017	n/a	02/19/2021	Section 4(a)(2)
SAFE	$60,000	1 Safe	General corporate	03/08/2020	Section 4(a)(2)
SAFE	$60,000	1 Safe	General corporate	01/08/2020	Section 4(a)(2)
SAFE	$100,000	1 Safe	General corporate	04/19/2019	Section 4(a)(2)
Non-qualified Stock Option	n/a	3,033	n/a	01/23/2019	Rule 701
Non-qualified Stock Option	n/a	1,190	n/a	01/23/2019	Rule 701
Non-qualified Stock Option	n/a	18,035	n/a	01/23/2019	Rule 701

SAFE	$50,000	1 Safe	General corporate	08/28/2018	Section 4(a)(2)
SAFE	$100,000	1 Safe	General corporate	08/21/2018	Section 4(a)(2)
Warrant Coverage	n/a	n/a	n/a	08/21/2018	Section 4(a)(2)

*Issuance of Common Stock was to our Chief Executive Officer and Director, Mr. Trottier. See *"Transactions with Related Persons and Conflicts of Interest"* starting on page 23 for additional information.

**Such issuances of Common Stock arise from conversion of the outstanding principal and accrued interest of such holder's then-outstanding convertible note issued by the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On July 26, 2021, the Company entered into a Restricted Stock Purchase Agreement with Leo Trottier, our Chief Executive Officer and director, under which the Company transferred and conveyed to Mr. Trottier, two million (2,000,000) fully-paid, nonassessable shares of the Common Stock of the Company (the "Stock"), at a purchase price of $0.87 per share for an aggregate purchase price of One Million Seven Hundred Forty Thousand and 00/100 dollars ($1,740,000.00), payable under and evidenced by a certain promissory note (the "Note"), which was made to the order of the Company in the original principal amount of One Million Seven Hundred Forty Thousand and 00/100 Dollars ($1,740,000.00). Mr. Trottier's obligations under such Note are secured by a pledge and security interest in the Stock pursuant to a certain Pledge Agreement and was accompanied by delivery to the Company of a share certificate evidencing the Stock, along with a stock power executed in blank by Mr. Trottier. In connection therewith, Mr. Trottier agreed to subject seventy-five percent (75%) of the Stock to a repurchase option in favor of the Company under which, commencing on September 1, 2021, 1/36th of the unvested Stock shall vest and be released from such repurchase option on a monthly basis until all the Stock is released from the Repurchase Option, provided in each case that Mr. Trottier remains an employee or director of, or a consultant to, the Company (or a parent or subsidiary of the Company) as of the date of such release and has been so continuously since the date thereof. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its repurchase option at the Company's option in cash or by offset against any indebtedness owing to the Company by Mr. Trottier, or by a combination of both. In the event of certain corporate transactions, any Stock then subject to such repurchase option shall become fully vested and released therefrom immediately prior to the consummatnoi fo such corporation transaction. Mr. Trottier is entitled to exercise all rights and privileged of a stockholder of the Company with respect to the Stock. Mr. Trottier also granted a certain right of first refusal to the Company in connection with his sale, assignment or transfer of Stock.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Series A-1 Seed Preferred Stock, par value $0.0001 per share (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, AND THE CUSTODIAN, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT AND THE CUSTODIAN MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S AND CUSTODIAN'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement for Beneficial Interest in Omnibus Series A-1 Seed Preferred Stock Instrument Representing Economic Interest in Series A-1 Seed Preferred Stock and the Form of Omnibus Series A-1 Seed Preferred stock Instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company intends to appoint a transfer agent and registrar for the Securities prior to the closing of this Offering, although the Offering is not contingent on such appointment. If the Company is unable to make such appointment prior to the closing, it will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Voting and Control

The Investors shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series A-1 Seed Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series A-1 Seed Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such the Investor's subscription agreement, or otherwise, be construed to confer on any Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series A-1 Seed Preferred Stock Instrument.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company, other than as set forth in the Certificate of Incorporation.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as otherwise provided in the Certificate of Incorporation.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Leo Trottier
_____
(Signature)

Leo Trottier
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leo Trottier
_____
(Signature)

Leo Trottier
_____
(Name)

Director
_____
(Title)

October 4, 2021
_____
(Date)

/s/Grant Jordan
_____
(Signature)

Grant Jordan
_____
(Name)

Director
_____
(Title)

October 4, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Cleverpet, Inc.

Unaudited financial statements
for the years ended December 31, 2020, and 2019.

With independent accountant's review report

Cleverpet, Inc.
Table of contents
December 31, 2020, and 2019

To the Board of Directors
Cleverpet, Inc.

We have reviewed the accompanying financial statements of Cleverpet, Inc., which comprise the balance sheets as of December 31, 2020, and 2019 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going concern
The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes, certain conditions raise an uncertainty about the company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Rick Jarve

Ricardo Jarve
Tulsa, OK
August 2nd, 2021

Cleverpet, Inc.
Balance sheets
For the years ended December 31, 2020, and 2019
Expressed in US$

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	406,230	1,207
Inventory	190,215	10,081
Other current assets	21,503	10,000
Total current assets	617,948	21,288
Non-current assets		
Property and equipment	19,819	38,366
Total non-current assets	19,819	38,366
Total assets	637,767	59,654
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable	137,776	569,745
Loans	141,480	30,446
Deferred income	173,397	-
Royalties payable	326,414	312,059
Accrued expenses	27,981	8,060
Other current liabilities	34,442	50
Total current liabilities	841,490	920,360
Non-current liabilities		
Convertible notes	733,290	762,546
Notes payable	290,002	-
Total non-current liabilities	1,023,292	762,546
Total liabilities	1,864,782	1,682,906
Stockholders' equity		
Common stock	162	162
Additional paid-in capital	58,733	58,733
Additional paid-in capital stock warrants	3,271	3,271
Additional paid-in capital SAFEs	2,136,000	1,925,000
Accumulated deficit	(3,425,181)	(3,610,418)
Total stockholders' equity	(1,227,015)	(1,623,252)
Total liabilities and stockholders' equity	637,767	59,654

See independent accountant's review report and the notes to the financial statements

Cleverpet, Inc.
Income statements
For the years ended December 31, 2020, and 2019
Expressed in US$

	2020	2019
Sales	1,587,069	10,284
Cost of goods sold	934,877	12,592
Gross profit (loss)	652,192	(2,308)
Operating expenses		
General and administrative expenses	164,180	75,340
Research and development	138,648	157,489
Sales and marketing	108,984	20,449
Depreciation	20,922	15,301
Total operating expenses	432,734	268,579
Net operating income (loss)	219,458	(270,887)
Non-operating (expenses) income		
Commissions and interests	(32,511)	(45,776)
Other (expenses) income	(1,710)	203
Total non-operating expenses	(34,221)	(45,573)
Net income (loss)	185,237	(316,460)

See independent accountant's review report and the notes to the financial statements

Cleverpet, Inc.
Statements of changes in stockholders' equity
For the years ended December 31, 2020, and 2019
Expressed in US$

	Common stock		Additional paid-in capital	Additional paid-in capital stock warrants	Additional paid-in capital SAFEs	Accumulated deficit	Total stockholders' capital
	Shares	Amount					
Beginning balance, January 1, 2019	1,615,223	162	58,733	3,271	1,925,000	(3,293,958)	(1,306,792)
Net loss	-	-	-	-	-	(316,460)	(316,460)
Ending balance, December 31, 2019	1,615,223	162	58,733	3,271	1,925,000	(3,610,418)	(1,623,252)
Additional paid-in capital SAFEs	-	-	-	-	211,000	-	211,000
Net income	-	-	-	-	-	185,237	185,237
Ending balance, December 31, 2020	1,615,223	162	58,733	3,271	2,136,000	(3,425,181)	(1,227,015)

See independent accountant's review report and the notes to the financial statements

5

Cleverpet, Inc.
Statements of cash flows
For the years ended December 31, 2020, and 2019
Expressed in US$

	2020	2019
Cash flows from operating activities		
Net income (loss)	185,237	(316,460)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	20,922	15,301
(Increase) decrease in assets		
Accounts receivable	-	46,089
Inventory	(180,134)	4,320
Other current assets	(11,503)	90,000
Increase (decrease) in liabilities		
Accounts payable	(431,969)	36,870
Deferred income	173,397	-
Royalties payable	14,355	2,248
Accrued expenses	19,921	(57,630)
Other current liabilities	34,392	50
Cash flows used in operating activities	(175,382)	(179,212)
Cash flows from investing activities		
Purchase of property and equipment	(2,375)	-
Cash flows used in investing activities	(2,375)	-
Cash flows from financing activities		
Loans	111,034	13,491
Convertible notes	(29,256)	107,238
Notes payable	290,002	-
Additional paid-in capital SAFEs	211,000	-
Cash flows provided by investing activities	582,780	120,729
Net increase (decrease) in cash	405,023	(58,483)
Cash at beginning of year	1,207	59,690
Cash at end of year	406,230	1,207

See independent accountant's review report and the notes to the financial statements

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

1. Nature of operations

Cleverpet, Inc. (which henceforth may be referred to as the "company") was registered in Delaware on September 09, 2015. Cleverpet, Inc. is an intelligent pet company and was founded by cognitive scientists and neuroscientists who are bringing the latest software-based behavior training technologies to the consumer market. Cleverpet's technology helps pets lead happier and healthier lives by automatically teaching and engaging them while the owner is gone. The company sells two products, the "CleverPet Hub" which is the world's first game console and uses software to train and engage dogs and cats and the "FluentPet System" which combines sound buttons and purposely designed tiles to enable people to enrich their relationships with their dogs.

2. Summary of significant accounting policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Use of estimates
The preparation of the financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Concentrations of credit risk in cash and cash equivalents
The company maintains its cash balance in five financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2020, and 2019, the company had $406,230 and $1,207 of cash, respectively

Accounts receivable
The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers. The company has no accounts receivable for the years ended December 31, 2020, and 2019, respectively, because payments are generally collected upfront.

Inventory
Inventories are stated at the lower of cost and net realizable value. Cost included those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Other currents assets
Other currents assets, are mainly represented by sales collected in advance through Shopify and the remaining receivable balance for the issuance of SAFEs.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

Property and equipment
Property and equipment exist in the form of manufacturing tooling and are recorded at cost and is depreciated using a double declining balance method based on a seven-year estimated useful life of assets. Repairs and maintenance are charged to the statement of operations as incurred, and expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2020, and 2019.

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue recognition
Revenues are recognized when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The company records revenue from the sale of its products when risk of loss and title to the products transfers to the customer. Net sales are comprised of gross revenues less expected product returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

The company generates revenues by selling CleverPet Hub and FluentPet System. The company has deferred revenue totaling $173,397 as of December 31, 2020, for orders that have been paid but the performance obligations have not been met.

Income taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The company filed an extension for its tax return for the period ended December 31, 2020. The company is taxed as a C Corporation.

Recent accounting pronouncements

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the company or (iv) are not expected to have a significant impact on our financial statements.

3. Inventory

Inventory consisted of the following as of December 31, 2020, and 2019:

	2020	**2019**
Finished goods	185,190	5,056
Other	5,025	5,025
	190,215	10,081

4. Other current assets

Other current assets consisted of the following as of December 31, 2020, and 2019:

	2020	**2019**
Sales collected in advance	21,503	-
Receivable from SAFEs' issuance	-	10,000
	21,503	10,000

5. Property and equipment

Property and equipment consisted of the following as of December 31, 2020, and 2019:

	2020	**2019**
Tooling	216,959	216,958
Computers and equipment	5,473	3,099
Furniture and equipment	2,951	2,951
Property and equipment, gross	225,383	223,008
Accumulated depreciation	(205,564)	(184,642)
Property and equipment, net	19,819	38,366

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

Depreciation expense on property and equipment for 2020, and 2019 was $20,922 and $15,301, respectively.

6. Accounts payables

Accounts payables consisted of the following as of December 31, 2020, and 2019:

	2020	2019
Suppliers	137,776	569,745

Accounts payable consist of obligations of the company to suppliers of goods and services obtained in the ordinary course of business.

7. Loans

Loans consisted of the following as of December 31, 2020, and 2019:

	2020	2019
Clearbanc	125,538	-
Credit cards	15,942	30,446
	141,480	30,446

On December 2, 2020, the company secured inventory financing from Clearbanc amounting to $200,000 subject to 6% fee with a repayment rate of 18% of daily sales until full payment. In 2020, interest expense recognized on the loan amounted to $4,468. The balance of the loan as of December 31, 2020 amounted to $125,538.

As of December 31, 2020, and 2019 the company maintain $15,942 and $30,446, respectively, as credit cards debs. This liability accrue interest at a market rate.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

8. Royalties payable

Royalties payable consisted of the following as of December 31, 2020, and 2019:

	2020	2019
Outer Space Design Group Pty, Ltd	313,368	312,059
Jelmer Tiete	13,046	-
	326,414	312,059

In April 19, 2014, the company entered into a development agreement with Outer Space Design Group Pty, Ltd. (ODG) to assist CleverPet with the design and development of first-generation pet training platform (actually discontinued). The company will pay royalties to ODG which is equivalent to 22% of net sales until ODG has received the aggregate royalty payment equal to the aggregate ODG labor cost of $593,875 (including $100,000 as premium). After which, the percentage will be reduced to 8% of net sales until it reaches $1.5M in royalty inclusive of the first computation. It will be reduced further to 2% of net sales until it equals to $100M in total royalty payments and all rights shall be automatically terminated. Payment terms have not been negotiated with the vendor at the date the financial statements were available to be issued.

On June 23, 2020, the company entered into an agreement with Jelmer Tiete to pay royalties equivalent to 4% of the FluentPet brand revenues over a period of 12 months. Payments shall be made on a monthly basis and be due within three business days of the end of each month. As of December 31, 2020, a total of $38,870 has been paid to him and $13,046 is outstanding.

9. Accrued expenses

Accrued expenses consisted of the following as of December 31, 2020, and 2019:

	2020	2019
Commissions payable to affiliates	13,972	-
Sales tax payable	11,147	41
Payroll tax payable	1,026	-
Kickstarter	-	8,019
Others	1,836	-
	27,981	8,060

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

10. Other current liabilities

From time to time the company takes advances from officers. As of December 31, 2020, and 2019 the balance of the advances from related parties was $34,442 and $50, respectively. These advances have no interest rate or specified maturity date.

11. Convertible notes

Convertible notes consisted of the following as of December 31, 2020, and 2019:

	2020	2019
Convertible notes' principal	528,352	584,782
Convertible notes' accrued interests	204,938	177,764
	733,290	762,546

From 2013 to 2018, the company issued convertible notes from various investors with terms of 7% interest per annum compounding daily with 36 months terms and 0.50% interest per annum.

12. Notes payables

As of December 31, 2020, the company has an outstanding balance from SCF International Limited (Threegon) amounting to $431,002. As a payment arrangement, on December 31, 2020, the company executed a non-interest bearing promissory note of $290,002 payable in monthly installment of $10,000 from June 2021, and a SAFE agreement for $91,000. The SAFE agreement provided that, in the event of an equity financing, the company will issue to the vendor a number of shares of SAFE preferred stock equal to the purchase amount of $91,000 divided by the SAFE price; the SAFE price defined as the lower of (i) the price per share equal to the valuation cap of $16M divided by the company capitalization and (ii) the price per share of the standard preferred stock issued in the equity financing. The remaining $50,000 payable to the vendor not included in the note and SAFE agreement were paid in full as of May 2021.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

13. Stockholders' equity

Common stock
The company authorized 10,000,000 shares of common stock at $0.0001 per value. As of December 31, 2020, the company had 1,615,223 shares of common stock outstanding.

Additional paid-in capital SAFEs
From 2015 to 2020, the company issued the following Simple Agreements for Future Equity ("SAFEs") with a discount rate of 80%. As of December, 31, 2020, SAFEs consisted of the following:

Year	Total proceeds	Valuation Cap
2015	100,000	5,000,000
2015	215,000	5,000,000
2015	50,000	5,000,000
2015	25,000	5,000,000
2015	25,000	5,000,000
2015	125,000	5,000,000
2016	250,000	6,500,000
2016	50,000	6,500,000
2016	200,000	9,000,000
2016	200,000	9,000,000
2016	50,000	9,000,000
2016	25,000	9,000,000
2016	50,000	9,000,000
2017	300,000	9,000,000
2016	10,000	9,000,000
2018	200,000	9,000,000
2018	50,000	9,000,000
As of December 31, 2019	**1,925,000**	
2020	91,000	16,000,000
2020	60,000	1,000,000
2020	60,000	2,000,000
As of December 31, 2020	**2,136,000**	

If there is an equity financing, the company will issue to the investor a number of shares of SAFE preferred equal to the purchase amount divided by the 1) SAFE price, defined as

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

price per share equal to the valuation cap divided by the company capitalization or the 2) discount price, whichever calculation results in greater number of shares of preferred stock.

As an additional inducement for the SAFE's agreement, certain investors will receive a warrant upon closing of a qualified financing to purchase the company's qualified equity securities. The warrants will be exercisable for that number of shares of qualified equity securities equal to the quotient obtained by dividing (x) ten percent (10%) or five percent (5%), depending on what's stipulated in the SAFE agreement, of the investor's investment amount by (y) the price per share of the qualified equity securities.

As of the date of issue of these financial statements, the company has not held an equity financing and none of the SAFEs was converted to shares of preferred stock.

Additional paid-in capital stock warrants
As stipulated in the development agreement with ODG (see note 8 - Royalties payable), on September 29, 2014, the company issued warrants to ODG to purchase 82,736 fully paid and nonassessable units of the company ("warrant units"). The warrant shall (i) be subject to the terms of the warrant agreement, including, without limitation, the vesting schedule, purchase price and its adjustments. (ii) be exercisable for 10 years, from the date of issue until September 29, 2024, (iii) have an exercise price equal to $0.01 per unit, subject to adjustments pursuant to section 6 thereof, (iv) automatically vest any unvested portion of such warrant in the event of a change in control as described in the warrant agreement of the company, and; (v) vest in the percentages and upon the achievement of the milestone stipulated in the agreement. The holder may elect to receive units equal to the value of this warrant by surrender of such warrant in lieu of its exercise for cash, pursuant to the terms set forth in Section 5.

An amendment to the agreement with ODG was made in December 2016 for the inclusion of additional services and the company issued to ODG an additional warrant to purchase 9,775 fully paid and nonassessable shares of common stock of the company. The warrant shall: (i) be subject to the terms and conditions set forth therein, including, without limitation, the exercise period, method of exercise, purchase price and its adjustments thereof; (ii) be exercisable during the term commencing on June 30, 2016 and ending on June 30, 2026, and; (iii) have an exercise price of $0.25 per share. The holder may elect to receive a number of shares of common stock equal to the value of this warrant by surrender of such warrant in lieu of its exercise for cash, pursuant to the terms set forth in Section 5.

Equity-based compensation
In April 2016, the company adopted a 2016 employee, director and consultant equity incentive plan ("the plan") which permits the grant or option of shares to its employees, directors, consultants or affiliates for up to 390,927 shares of common stock. The plan size was amended and reduced to 128,668 shares in March 2019.

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

The plan is intended to encourage ownership of shares by employees and directors of and certain consultants to the company and its affiliates in order to attract and retain such people, to induce them to work for the benefit of the company or of an affiliate and to provide additional incentive for them to promote the success of the company or of an affiliate. The plan provides for granting of incentive stock options, non-qualified options, stock-grants and stock-based awards. Stock awards are generally granted or optioned at a price not less than the market price of the company's stock at the date of grant or option date. The stock awards vesting schedules vary by recipient.

Total options issued and outstanding from the plan is 35,356 as of December 31, 2020. Total shares exercised from the plan is 32,312 which are included in the common stocks section.

The company also issued non-plan options to advisors and consultants with varied vesting schedules as part of the consulting and advisory agreements. The plan size for the non-plan options is 191,975, where 136,913 are issued and outstanding. Total shares exercised from the plan totals 38,120 which are included in the common stocks section.

14. Subsequent events

Accounts payable
As of December 31, 2020, the company has an outstanding balance from a vendor, Mintz Levin amounting to $42,781. In May 2021 the company came up with an agreement with the vendor to pay only 15% of the outstanding balance of $40,781 to fully extinguish the obligation. A payment of $6,117 was made in the same month in full settlement of its liability.

Loans
The company secured new inventory financing on February 25, 2021 and April 20, 2021 of $250,000 and $160,000, both with 6% fee at a repayment rate of 20% of the daily sales.

Convertibles notes
The company was in default on the payment of its convertible notes that were past the maturity dates. On February 19, 2021, the company offered a repurchase and conversion offer to all noteholders. The total convertible notes balance and accrued interest as of the date of the repurchase and conversion offer amounted to $528,352 and $211,718, respectively. The noteholders who opted for the repurchase offer were paid a portion of the total outstanding convertible notes and interests owed to them as of February 19, 2021. The total balance of the repurchased convertible notes including interest amounts to $391,005. Total payments made to noteholders amounted to $65,343 and $184,843 for the months of February and March 2021, respectively and the company recognized a gain on repurchase totaling $140,819.

On the other hand, a total of 134,765 common shares has been issued for the noteholders who opted for the conversion offer. The total of converted convertible notes including

Cleverpet, Inc.
Notes to the financial statements
For the years ended December 31, 2020, and 2019
Expressed in US$

interests amounts to $349,065. As of the date of issue of these unaudited financial statements, the company has fully settled all outstanding convertible notes and corresponding interests.

Stockholders' equity
In February 2021, additional 134,765 of shares were issued for the settlement of convertible notes.

Crowdfunding offering.
The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any found.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's evaluation
Management has evaluated subsequent events through August 2nd, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	FluentPet

Logo	

Headline	Your dog has a lot to say—our technology gives them a voice

Hero Image	

Tags	Science, Consumer Goods, Animals, pets, B2C, Coming soon, Startups

Pitch text	### Summary • FluentPet sound buttons enable rich, language-like communication with pets • Used by Bunny, the talking dog with 6.7M TikTok followers • Thriving user community at How.TheyCanTalk.org • Over $3.3M trailing 12 month revenue as of June 2021 • Over 40k orders and solidly profitable—$356k income on $977k sales for Q1 • Major university research collaboration featured in NY Times & The Verge • Upcoming app and next-gen hardware to cement market leader position

Problem

What goes on behind those eyes?

53% of American households own dogs. For most of us, they're part of the family—and cognitive scientists are discovering that their ability to think and feel is more developed than we ever imagined.

People who live with dogs know that curiosity, fear, excitement, and boredom are not just human emotions. Other animals feel many of the same things that we do, and deserve to lead full and happy lives.

Recent scientific results, and countless examples from everyday life, constantly remind us that we're only scratching the surface of what our non-human cousins can do.



Bunny and her human Alexis Devine began using FluentPet HexTiles in Spring 2020, and then started the TikTok account @whataboutbunny (6.7M+ followers) to document their progress.

Solution

FluentPet: a catalyst for communication

Together, we can achieve rich communication with animals

CleverPet is a San Diego company founded by cognitive scientists that designs and manufactures the FluentPet System. FluentPet is a system of **recordable sound buttons** and **connecting HexTiles** that enables dogs, cats, and other animals to express themselves and be understood by humans.

FluentPet uses **cognitive science and academic research** to make teaching, learning, and communicating easier:

- Neuroscience-aligned hexagonal organization inspired by the brain's **grid cell space representation system**

- Word groupings make concepts easier to find, remember, and categorize

- Design enables progressive, organic soundboard expansion with a growing vocabulary




Place cell

Location: hippocampus brain area

Each place cell is a neuron
that activates (black dots) when a mammal
is in a *particular* location in a space.

Grid cell

Location: entorhinal cortex brain area

Each grid cell is a neuron that activates (black dots) when a
mammal is in **multiple locations in a space**, with
each location **centered at the vertex of a hexagonal grid**.

The 2014 Nobel Prize in Physiology or Medicine was awarded
for the discoveries of place cells and grid cells.



Bastian (@bastianandbrews). Bastian's human is a FluentPet Guide. She customized Bastian's sound
board by adding to it her own stickers and a voice-activated computer.

Product

Customizable design supports a 100+ word vocabulary

We've known for millennia that dogs can recognize the words we say. With FluentPet customizable sound buttons and HexTiles, they can "say" words too!

- **Step 1:** Customers record words on our sound buttons and arrange them on HexTiles.

- **Step 2:** Customers teach by modeling words, pressing buttons when performing meaningful actions (e.g. "outside" when going outside).

- **Step 3:** Animals learn to press buttons on their own, using several buttons together for more complex communication.

Our system structures and accelerates this process by organizing sound buttons into groups. This helps learners (and their teachers!) more easily remember where buttons are, and recognize how concepts cluster together.


Other People & Animals
People
Actions
Objects
Places
Other Objects
Social Words
Other Actions
Adverbs
FluentPet

With FluentPet HexTiles, customers can grow their soundboard while arranging buttons so they're easier to learn and use.


FLUENTPET APP
In development. Scheduled for release Q4 2021
HOUSEHOLD
24
PRESSES
4
MODELING EVENTS
CONTEXT
FEED
STATS
OUTSIDE
PLAY
BALL
Request
Speak to other learner
Part of a conversation...
SETTLE
Modeling Apropriate Usage
Tried modeling it in a new way...
CONCERNED
OUTSIDE
Inform
Lilly was frantically pressing...
Log
USAGE BY BUTTON
Outside
Play
Water
Ball
Cat
USAGE CONTEXTS
18.7%

The FluentPet mobile app, currently in development, will let customers accurately track and share their dog or cat's progress.

Traction

Our second innovative product

Profitable from Day One

Our first product, the CleverPet Hub, broke new ground as the **world's first game console for dogs**. With our latest brand FluentPet, we've achieved:

- **$3,300,000+** trailing 12-month revenue as of June 2021

- **$356,000** Q1 2021 income

- Revenue-to-marketing ratio > 10:1

- **$0 ad spend** thanks to #1 search engine ranking

- Ongoing research collaboration with a Tier 1 university

The FluentPet System and associated research project have been featured in dozens of news outlets—Buzzfeed, WSJ, NYT, The Economist—thanks in part to viral TikTok sensation @whataboutbunny.

With **6.7M+ followers and 143M+ likes**, Bunny is an example of success with FluentPet who has ignited the imaginations of dog lovers around the world.

MONTHLY SALES



SALES FORECAST





Customers

Part of a thriving community

We have sold FluentPet Systems to 40K+ customers, and have a mailing list of 100K+. Our affiliate program is an important part of our strategy, driving customer acquisition through social media.

At How.TheyCanTalk.org, we have developed an online community and scientific research project with **3000+ enrolled participants and growing**. Users share tips, tricks, photos, and stories, and every week they document new and surprising button behaviors for analysis by our research team. We are committed to submitting multiple articles for peer review, planning for a minimum of three over the next 12 months.

Our thriving user community is an incredible asset for our brand's market growth and user retention prospects.

Business Model

International, profitable, protectable

We sell **direct to consumers** around the world through our site Fluent.Pet; when we have a sufficient supply of inventory, we will partner with other retailers. Additional global expansion is planned later this year.

Constant negotiation and cost refinement with our manufacturers helps us stay **price competitive and profitable**. Our 40,000+ orders have an average value of $110+. Existing customers purchase additional HexTiles and buttons to expand their learner's vocabulary, providing a source of **recurring revenue**.

We are currently investing in patents and trademarks, and developing advanced hardware and a rich technology ecosystem: building a **protectable business** that will withstand knock-offs.


Increased discovery of dog abilities
Increased dog communication ability
Increased market education
FluentPet's Virtuous Cycle
Increased FluentPet product value
Increased FluentPet Guides (affiliates)
Increased FluentPet customers & revenue $$$$
As our customer base grows, so does our base of potential Guides. More guides leads to greater market education, yielding new insights into dog capacities. Dog communication ability thereby increases, increasing the value of FluentPet as a product, leading to increased customers.

Market

$232B in projected pet spending for 2021

Top down

Despite the economic uncertainties caused by a worldwide health crisis, people are spending more than ever on their pets. According to an analysis by Global Market Insights, the global pet care market is expected to **grow from $216B to $232B** in 2021.

This upward trajectory shows no signs of slowing: by 2027, pet care sales could reach upwards of $350B worldwide.

Bottom up

There are 63.4M US households with at least one dog. The **Lifetime Customer Value** for a dog learning 60 buttons—Bunny has more than 80!—is $500+ over a 12 year average canine lifespan, or more than $41/year.

63.4M households spending $41/year+ would suggest a potential Total Addressable Market of **$2.6B per year** in the US alone.

Competition

Creating our own category: Intelligent Pet

Generic recordable sound buttons are widely available. However, only FluentPet products have been designed with two-way human-to-dog communication in mind.

The FluentPet brand has led in **design, research, and time to market**, and has brought together the world's most advanced community of button teachers. With our company advisor backgrounds in artificial intelligence and computational neuroscience, we see a range of unique opportunities to integrate data from a range of different markets. In doing so, we plan to continue our rapid pace of development, releasing a range of new hardware and software products (such as our **upcoming mobile app**) to add further protectible value.

Vision

Touching lives around the world

We are a company that combines **best-in-class product development** with **rigorous, ground-breaking scientific research**, to deliver on our mission of communication with other species while sustaining a rapidly growing business.

Our success has the potential to disrupt the existing pet industry. Its impact could extend to:

- Everyday dog training, care, and supervision

- Work with service dogs and support animals

- Viral animal personalities and "influencers"

- Entire new industries of physical and digital products

Above all, we envision a world where FluentPet is the interface enabling radically higher bandwidth communication between humans and the animals we live with, profoundly **enriching both their lives and our own**.

Investors

$2M+ funding, backed by angels and micro-VCs

Individuals and firms backing CleverPet and FluentPet include:

- Ruvento Ventures

- Techstars & Qualcomm Robotics Accelerator

- Asimov Ventures

- EvoNexus

- Employee #1 at Facebook

- A Senior Research Scientist at DeepMind

- Founders of Synthego and Celo

Founders

Our company was founded by a team of cognitive scientists convinced that the animals we live with have incredible potential.

Founder and CEO Leo Trottier studied cognitive science and A.I. at the University of Toronto, and from there went straight to UC San Diego's PhD program in cognitive science. He left the program to found CleverPet, and has since led a successful Kickstarter campaign, raised over $2M in investor funding, and launched the CleverPet Hub. He holds numerous patents and is Co-Director of the How.TheyCanTalk Research Initiative.

CleverPet advisors include:

- Mike Nuttall (Co-Founder, IDEO)

- Dr. Timothy Lillicrap (Senior Research Scientist, DeepMind)

- Prof. Terrence Sejnowski (Computational Neurobiology Lab, Salk Institute for Biological Studies)

The CleverPet journey

The idea of making technology for dogs and cats came from a lightbulb moment in 2011: the realization that the 3D depth cameras (like the Microsoft Kinect) found in millions of homes were the **first animal-friendly computer interfaces**. With some software and a smart food reward device, every home could be turned into an all-day interactive playground for the animals who live there.

To get traction as quickly as possible, we decided to start with a simple touch-based game console that engages dogs using lights and sounds. The result was the CleverPet Hub, which made us the **first company in history** to remotely train thousands of dogs automatically at home.

This experience taught us an enormous amount about the rapidly developing "Intelligent Pet" product category. When it was demonstrated in the fall of 2019 that anyone could teach a dog to "talk" with recordable sound buttons, we saw enormous potential to apply everything we'd learned.

Team

	Leo Trottier	Founder and CEO	Product Developer, and Cognitive Scientist trained at the University of Toronto and UC San Diego
	Kellie Marks	How.TheyCanTalk.org Lead	
	Jack Terwilliger	How.TheyCanTalk Data Science	
	Amalia Bastos	How.TheyCanTalk Researcher	
	Gabriella Smith	How.TheyCanTalk Researcher	
	Jelmer Tiete	Hardware and Manufacturing Lead	PhD Cand., Vrije Universiteit Brussel
	Melody Wu	Customer Happiness	
	Irene Hou	UI/UX Intern	
	Katreen Jumilla	Executive Assistant	
	Alexis Devine	Lead FluentPet Guide	Artist and teacher of Bunny the Dog (@whataboutbunny)
	Eden Pancho	Marketing	
	Ashley Evenson	How.TheyCanTalk Researcher	

Perks

$250	2 x $25 off a purchase of $100 or more
$500	1 x $200 discount code
$1,000	2 x $200 discount code 1 x $100 discount code
$2,200	1 "They Can Talk" kit (32 buttons, 10 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more 1 x $100 off a purchase of $200 or more
$5,000	1 "They Can Talk" kit (32 buttons, 10 HexTiles) 1 x $100 off a purchase of $200 or more 25% off discount on any purchase for 6 months
$10,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount
$25,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Founder and CEO Leo Trottier
$50,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Alexis Devine and Bunny + Founder and CEO Leo Trottier
$100,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount Dinner in Seattle/Tacoma with Alexis Devine (@whataboutbunny) and Founder/CEO Leo Trottier

FAQ

FluentPet FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

CLEVERPET, INC.

Subscription Agreement for
Beneficial Interest in Omnibus Series A-1 Seed Preferred Stock Instrument
Representing Economic Interest in
Series A-1 Seed Preferred Stock

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and CleverPet, Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Series A-1 Seed Preferred Stock Instrument attached hereto as Exhibit A (the "**Omnibus Series A-1 Seed Preferred Stock Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in certain shares of the Company's Series A-1 Seed Preferred Stock (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Series A-1 Seed Preferred Stock Instrument issued by the Company to the custodian designated in the Omnibus Series A-1 Seed Preferred Stock Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Series A-1 Seed Preferred Stock (the "**Beneficial Interest**", as defined and calculated in the Omnibus Series A-1 Seed Preferred Stock Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement

shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution and delivery of the Omnibus Series A-1 Seed Preferred Stock Instrument; (iv) Subscriber's execution and delivery of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as Exhibit B; (v) the Company's countersigning and delivery of this Agreement and the Omnibus Series A-1 Seed Preferred Stock Instrument to the Custodian; (vi) the Custodian's execution and delivery, on behalf of the Subscriber, of the Series Seed Preferred Stock Purchase Agreement dated as of Ocober 4, 2021, in the form attached hereto as Exhibit C; and (vii) the Custodian's execution and delivery, on behalf of the Subscriber, of the Voting Agreement (the "VA"), in the form attached here to as Exhibit D.

(b) *Nature of Interest in Omnibus Series A-1 Seed Preferred Stock Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series A-1 Seed Preferred Stock Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series A-1 Seed Preferred Stock Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series A-1 Seed Preferred Stock Instrument, or (ii) any right to be deemed the legal record owner of the Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series A-1 Seed Preferred Stock Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Series A-1 Seed Preferred Stock Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Series A-1 Seed Preferred Stock Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Series A-1 Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Series A-1 Seed Preferred Stock Instrument (nor the

Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Series A-1 Seed Preferred Stock Instrument, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Omnibus Series A-1 Seed Preferred Stock Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest in the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Series A-1 Seed Preferred Stock Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Series A-1 Seed Preferred Stock Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Series A-1 Seed Preferred Stock Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Series A-1 Seed Preferred Stock Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Series A-1 Seed Preferred Stock Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Series A-1 Seed Preferred Stock Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Series A-1 Seed Preferred Stock Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series A-1 Seed Preferred Stock Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest in Omnibus Series A-1 Seed Preferred Stock Instrument Representing Economic Interest in Series A-1 Seed Preferred Stock in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the Series Seed Preferred Stock Purchase Agreement dated as of October 4, 2021 (the "**SPA**") as legal record owner of the Series A-1 Seed Preferred Stock and the VA as an "Investor"; (2) the Subscriber shall have no rights under the SPA; (3) the Subscriber hereby authorizes the Custodian to (A) covenant to vote any shares of Series A-1 Seed Preferred Stock held by the Custodian in the same proportion as Leo Trottier votes his shares of capital stock; (B) covenant to not exercise any right of first refusal to which the Custodian or the Series A-1 Seed Preferred Stock held by Custodian may become subject; (C) covenant to perform all obligations in accordance with any drag-along provision, including under Section 3 of that certain Voting Agreement, dated as of October 4, 2021 and (D) the Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Series A-1 Seed Preferred Stock, and the legal party to the SPA and the VA.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series A-1 Seed Preferred Stock, the Omnibus Series A-1 Seed Preferred Stock Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series A-1 Seed Preferred Stock and the legal party to the SPA and the VA and shall be deemed a "Purchaser" for all purposes under the SPA and an "Investor" for all purposes under the VA.

(t) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series A-1 Seed Preferred Stock, the Omnibus Series A-1 Seed Preferred Stock

Instrument and the Beneficial Interest in accordance herewith, shall (1) covenant to vote any shares of Series A-1 Seed Preferred Stock held by the Custodian in the same proportion as Leo Trottier votes his shares of capital stock; (2) covenant to not exercise any right of first refusal to which the Custodian or the Series A-1 Seed Preferred Stock held by Custodian may become subject; and (3) covenant to perform all obligations in accordance with any drag-along provision to which the Custodian or the Series A-1 Seed Preferred Stock held by Custodian may become subject, including under Section 3 of the VA.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms defined in the Omnibus Series A-1 Seed Preferred Stock Instrument).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series A-1 Seed Preferred Stock Instrument), the SPA and applicable law.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement, the Omnibus Series A-1 Seed Preferred Stock Instrument, the SPA, and each of their respective Schedules, Exhibits, Appendices and any other documents appended, referenced, attached or incorporated thereto or therein, constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Series A-1 Seed Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities;

provided further, that Subscriber agrees to be bound by the terms of the Omnibus Series A-1 Seed Preferred Stock Instrument applicable to Holders.

(h) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Agreement and the terms, conditions, covenants, representations or warranties of SPA, the terms, conditions, covenants, representations or warranties of this Agreement shall control.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a natural person)

_____
Signature

_____
Print Name of Additional Signatory

_____
Title of Additional Signatory (if Subscriber is not a natural person)
Title of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
CLEVERPET, INC.	**PRIME TRUST, LLC**

By: _____	By: _____
Name: Leo Trottier	Name: Anthony Botticella
Title: Chief Executive Officer	Title: Chief Trust Officer
Date: _____	Date: _____
Address: 302 Washington St., San Diego, CA	Address: 330 S. Rampart Blvd., Ste 260, Las Vegas, Nevada, 89145
Email: leo@clever.pet	Email: portals@primetrust.com

FORM OF OMNIBUS SERIES A-1 SEED PREFERRED STOCK INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

CLEVERPET, INC.

OMNIBUS SERIES A-1 SEED PREFERRED STOCK INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Series A-1 Seed Preferred Stock Instrument Amount**"), CleverPet, Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), _____ shares of the Company's Series A-1 Seed Preferred Stock, par value per share of $0.0001 (the "**Series A-1 Seed Preferred Stock**"), to be held by Prime Trust subject to the terms set forth below.

SEE **SECTION 2** **FOR CERTAIN ADDITIONAL DEFINED TERMS.**

1. **Instrument**

This Omnibus Series A-1 Seed Preferred Stock Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of Series A-1 Seed Preferred Stock equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Series A-1 Seed Preferred Stock Instrument Amount; *times* (ii) the quotient of the Omnibus Series A-1 Seed Preferred Stock Instrument Amount *divided by* the $3.36 (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company subject to the Company's Certificate of Incorporation, as amended and/or restated from time to time.

2. **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Common Stock**" means the common stock, par value per share of $0.0001, of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Series A-1 Seed Preferred Stock Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Series A-1 Seed Preferred Stock Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Series A-1 Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Omnibus Series A-1 Seed Preferred Stock Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Omnibus Series A-1 Seed Preferred Stock Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable shares of Series A-1 Seed Preferred Stock pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Series A-1 Seed Preferred Stock Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Series A-1 Seed Preferred Stock Instrument and the Capital Stock.

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Series A-1 Seed Preferred Stock Instrument and to perform its obligations hereunder. This Omnibus Series A-1 Seed Preferred Stock Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   Transfer Restrictions

(a)   During the Lock-up Period, and otherwise subject to Section 7(f), neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Series A-1 Seed Preferred Stock Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Series A-1 Seed Preferred Stock Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the shares of Series A-1 Seed Preferred Stock, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the shares of Series A-1 Seed Preferred Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of shares of Series A-1 Seed Preferred Stock subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the shares of Series A-1 Seed Preferred Stock, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the shares of Series A-1 Seed Preferred Stock, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the shares of Series A-1 Seed Preferred Stock as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the shares of Series A-1 Seed Preferred Stock, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the shares of Series A-1 Seed Preferred Stock as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such shares of Series A-1 Seed Preferred Stock. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the shares of Series A-1 Seed Preferred Stock for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or consent in lieu of a meeting, at which the holders of the shares of Series A-1 Seed Preferred Stock are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting or other form of consent in lieu of a meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of Series A-1 Seed Preferred Stock shall be exercised by Prime Trust, and that Prime Trust shall exercise such voting or consent rights by voting the shares held by it in accordance with the Voting Agreement, dated as of October 4, 2021 (the "**VA**"), as amended and/or restated from time to time in accordance therewith, in the same way as the Key Holders (as defined in the VA) vote their respective shares under the VA. Prime Trust will not exercise any discretion in voting any of the shares of Series A-1 Seed Preferred Stock represented by the Beneficial Interests.

7. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Series A-1 Seed Preferred Stock Instrument for Series A-1 Seed Preferred Stock in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Series A-1 Seed Preferred Stock Instrument and any shares of Capital Stock issued pursuant to the terms of this Omnibus Series A-1 Seed Preferred Stock Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Series A-1 Seed Preferred Stock Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Series A-1 Seed Preferred Stock Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Series A-1 Seed Preferred Stock Instrument shall be considered legal record holder of the Series A-1 Seed Preferred Stock and any shares of securities convertible therefrom, including the Common Stock.

(f)   Neither this Omnibus Series A-1 Seed Preferred Stock Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Series A-1 Seed Preferred Stock Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Series A-1 Seed Preferred Stock Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Subject to Section 5, this Omnibus Series A-1 Seed Preferred Stock Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series A-1 Seed Preferred Stock Instrument), the SPA and applicable law.

(g)   In the event any one or more of the terms or provisions of this Omnibus Series A-1 Seed Preferred Stock Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Series A-1 Seed Preferred Stock Instrument operate or would prospectively operate to invalidate this Omnibus Series A-1 Seed Preferred Stock Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Series A-1 Seed Preferred Stock Instrument and the remaining terms and provisions of this Omnibus Series A-1 Seed Preferred Stock Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Series A-1 Seed Preferred Stock Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Series A-1 Seed Preferred Stock Instrument or the SPA, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business as determined at the time of the filing of the demand for arbitration. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Series A-1 Seed Preferred Stock Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Series A-1 Seed Preferred Stock Instrument, the terms of this Omnibus Series A-1 Seed Preferred Stock Instrument will control.

(l)   Prime Trust shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series A-1 Seed Preferred Stock and the legal party to the SPA and shall be deemed a "Purchaser" for all purposes under the Series Seed Preferred Stock Purchase Agreement, dated as of October 4, 2021 (the "**SPA**").

(m)   Notwithstanding anything to the contrary in this Omnibus Series A-1 Seed Preferred Stock Instrument or the SPA, Prime Trust shall, and hereby does, (1) covenant to vote any shares of Series A-1 Seed Preferred Stock held by Prime Trust under this Omnibus Series A-1 Seed Preferred Stock Instrument in the same proportion as Leo Trottier votes his shares of capital stock; (2) covenant to not exercise any right of first refusal to which the Custodian or the Series A-1 Seed Preferred Stock held by Custodian may become subject; and (3) covenant to perform all obligations in accordance with any drag-along provision to which the Custodian or the Series A-1 Seed Preferred Stock held by Custodian may become subject.

(n)   To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Omnibus Series A-1 Seed Preferred Stock Instrument and the terms, conditions, covenants, representations or warranties of SPA, the terms, conditions, covenants, representations or warranties of this Agreement shall control.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Series A-1 Seed Preferred Stock Instrument to be duly executed and delivered.

CLEVERPET, INC.

By: _____
    Name: Leo Trottier
    Title: Chief Executive Officer
    Address: 302 Washington St., San Diego, CA
    Email: leo@clever.pet

PRIME TRUST, LLC,
Custodian

By: _____
    Name: Anthony Botticella
    Title: Chief Trust Officer
    Address: 330 S. Rampart Blvd., Ste. 260, Las Vegas, Nevada, 89145, United States
    Email: portals@primetrust.com

SUBSCRIBER/HOLDER:

_____
Print Name

_____
Title of Signatory (if Subscriber is not a natural person)

By: _____
Signature

_____
Print Name of Additional Signatory

_____
Title of Signatory (if Subscriber is not a natural person)

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:

Email:

Exhibit B

Prime Trust New Account Agreement

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:
Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
a.   This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

b.   As a self-directed Account, you acknowledge and agree that:
   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.
   ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.
   iii.   Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to

engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:

a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.

b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.

c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.

d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.

e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.

f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto

your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), **provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.**

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1. Disclaimer of Liability and Consequential Damages.
CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS

AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.

Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. **The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.**

4. Limitation on Prime Trust's Duty to Litigate.

Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6.   Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because: (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____ by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Anthony Botticella
Title: Chief Trust Officer
Address: 330 S. Rampart Blvd., Ste 260, Las Vegas, Nevada, 89145, United States
Email: portals@primetrust.com

Exhibit C

[Series Seed Preferred Stock Purchase Agreement]

SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of October 4, 2021, by and among **CleverPet, Inc.**, a Delaware corporation (the "**Company**") and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1.   Purchase and Sale of Preferred Stock.

1.1   Sale and Issuance of Preferred Stock.

(a)   The Company shall have adopted and filed with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the First Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b)   Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the applicable Closing (i) that number of shares of Series A-1 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-1 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $3.35798 per share; (ii) that number of shares of Series A-2 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-2 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $0.20987 per share; (iii) that number of shares of Series A-3 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-3 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $0.41975 per share; (iv) that number of shares of Series A-1 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-4 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.04937 per share; (v) that number of shares of Series A-5 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-5 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.25924 per share; (vi) that number of shares of Series A-6 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-6 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.36418 per share; (vii) that number of shares of Series A-7 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-7 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $1.88886 per share; and (viii) that number of shares of Series A-8 Seed Preferred Stock, $0.0001 par value per share (the "**Series A-8 Seed Preferred Stock**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $3.35798 per share. The shares of Series A-1 Seed Preferred Stock, Series A-2 Seed Preferred Stock, Series A-3 Seed Preferred Stock, Series A-4 Seed Preferred Stock, Series A-5 Seed Preferred Stock, Series A-6 Seed Preferred Stock, Series A-7 Seed Preferred Stock and Series A-8 Seed Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

1.2   Closing; Delivery.

(a)   The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, at such time and place as the Company decides in its sole and exclusive discretion (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b)   With a reasonable period of time after Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, or by any combination of such methods.

1.3   Sale of Additional Shares of Preferred Stock.

(a)   After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to difference between 325,017 and the number of shares of Series A-1 Seed Preferred Stock sold in the Initial Closing (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series A-1 Seed Preferred Stock (the "**Additional Shares**"), to one (1) or more purchasers (the "**Additional Purchasers**"), provided that each Additional Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4   Conversion of Simple Agreements for Future Equity.

(a)   By executing and delivering this Agreement, each Purchaser holding a Simple Agreement for Future Equity issued by the Company (each a "**SAFE**" and collectively, the "**SAFEs**") identified on Exhibit A (each such Purchaser, a "**Holder**") hereby irrevocably agrees, separately and not jointly, that:

(i)   such Holder's SAFE(s) shall automatically and without any action of the part of the Holder convert into Shares at the Initial Closing and in the respective amounts for each Holder as set forth on Exhibit A, regardless of whether any such SAFE or an affidavit of loss therefor is actually delivered in original or other form to the Company;

(ii)   the Shares in the amount set forth opposite each Holder's name on Exhibit A are issued in full and complete discharge and satisfaction of all obligations of the Company under each SAFE held by such Holder, as the case may be, and each such SAFE is and will be deemed to be terminated and of no further force or effect automatically at and upon the Initial Closing; and

(iii)   the SAFEs hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion into the Shares issued by the Company to each Holder pursuant to this Agreement, and upon the Initial Closing, the SAFEs shall be deemed terminated in full and null, void and of no further force or effect, *provided* that the foregoing will not impair the right of each Holder to receive the applicable number of Shares shown opposite his, her or its name on Exhibit A as provided above.

(b)   Each Holder, separately and not jointly, hereby represents, warrants and confirms to the Company that (i) he, she or it is the sole owner of all right, title and interest in and to the SAFE(s) corresponding to the amounts shown on Exhibit A and converting into the Shares shown on Exhibit A; and (ii) he, she or it has reviewed Exhibit A to this Agreement and agrees that his, her or its entire ownership of Shares and any other equity securities or other interests in the Company both before the Initial Closing and after giving effect to the Initial Closing is fully and accurately reflected on Exhibit A.

(c)   Aside from each Holder's right to receive the Shares set forth opposite such Holder's name on Exhibit A at the Initial Closing and to receive rights provided for in this Agreement and as a holder of Shares under the Restated Charter, each Holder, separately and not jointly, hereby waives any and all demands, claims, suits, actions, causes of actions, proceedings, assessments and rights in respect of the each of the SAFEs held by such Holder, including, without limitation, (i) any right to formal notice of the conversion of such SAFEs, and (ii) any rights arising from any past or present actual or alleged default or event of default under such SAFEs. The Holders further confirm and agree that any original SAFEs held by (or delivered to) the Company may be cancelled (and marked cancelled) by the Company upon or following the Initial Closing.

1.5   Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(c)   "**Company Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(d)   "**Key Employee**" means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

(e)   "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of Leo Trottier.

(f)   "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company.

(g)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(h)   "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.3.

(i)   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(j)   "**Transaction Agreements**" means this Agreement and the Voting Agreement.

(k)   "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

2.   Representations and Warranties of the Company. The Company hereby represents that the following representations are true and complete to its Knowledge as of the date of the Initial Closing.

2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2   Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.3   Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.4   Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in the Voting Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.5   Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

2.6   Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened in writing against the Company or any officer, director or Key Employee of the Company.

2.7   Intellectual Property. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

2.8   Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.   Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1   Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2   Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.3   No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.4   Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a)   Any legend set forth in, or required by, the other Transaction Agreements.

(b)   Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.5   Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.6   CFIUS Foreign Person Status. The Purchaser is not a "foreign person" or a "foreign entity," as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"). The Purchaser is not controlled by a "foreign person," as defined in the DPA. The Purchaser does not permit any foreign person affiliated with the Purchaser, whether affiliated as a limited partner or otherwise, to obtain through the Purchaser any of the following with respect to the Company: (i) access to any "material nonpublic technical information" (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any "critical technology" (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA); or (iv) "control" of the Company (as defined in the DPA).

3.7   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.8   Consent to SAFE Conversion and Termination. Each Purchaser, to the extent that such Purchaser, as set forth on the Schedule of Purchasers, is a holder of any Simple Agreement for Future Equity (a "**SAFE**") of the Company being converted and/or cancelled in consideration of the issuance hereunder of Shares to such Purchaser, hereby agrees that the entire amount owed to such Purchaser under such evidenced by such SAFE is being tendered to the Company in exchange for the applicable Shares set forth on the Schedule of Purchasers, and effective upon the Company's and such Purchaser's execution and delivery of this Agreement, without any further action required by the Company or such Purchaser, such SAFE and all obligations set forth therein shall be immediately deemed satisfied in full and terminated in their entirety, including, but not limited to, any security interest effected therein.

3.9   Accredited Investor. The Purchaser of Series A-2 Seed Preferred Stock, Series A-3 Seed Preferred Stock, Series A-4 Seed Preferred Stock, Series A-5 Seed Preferred Stock, Series A-6 Seed Preferred Stock, Series A-7 Seed Preferred Stock and/or Series A-8 Seed Preferred Stock is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act

4.   Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1   Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2   Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.4   Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.5   Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.6   Minimum Number of Shares at Initial Closing. A minimum of 7,444 Shares must be sold at the Initial Closing.

5.   Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1   Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2   Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4   Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

5.5   Minimum Number of Shares at Initial Closing. A minimum of 7,444 Shares must be sold at the Initial Closing.

6.   Miscellaneous.

6.1   Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6.

(b)   Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7   Amendments and Waivers. Except as set forth in Section 1.3(a) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and (i) the holders of at least a majority of the then-outstanding Shares, or (ii) for an amendment, termination or waiver effected prior to the Initial Closing, Purchasers obligated to purchase a majority of the Shares to be issued at the Initial Closing. Any amendment or waiver effected in accordance with this Section 6.7 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.8   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.11   Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

6.12   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13   No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

CLEVERPET, INC.

By: _____

     Name: Leo Trottier
     Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

PURCHASER:

_____

EXHIBITS

Exhibit A - **SCHEDULE OF PURCHASERS**

Exhibit B - **FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

Exhibit C - **FORM OF VOTING AGREEMENT**

EXHIBIT A

SCHEDULE OF PURCHASERS

INITIAL CLOSING:

Name and Address of Purchaser	Total Purchase Price (Cash)	Number of Shares of Series A-1 Seed Preferred Stock	Number of Shares of Series A-2 Preferred Stock	Number of Shares of Series A-3 Preferred Stock	Number of Shares of Series A-4 Preferred Stock	Number of Shares of Series A-5 Preferred Stock	Number of Shares of Series A-6 Preferred Stock	Number of Shares of Series A-7 Preferred Stock	Number of Shares of Series A-8 Preferred Stock
TOTAL:									

EXHIBIT B

**FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION**

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "CLEVERPET, INC." IS DULY INCORPORATED

UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND

HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS

OFFICE SHOW, AS OF THE FOURTH DAY OF OCTOBER, A.D. 2021.



Jeffrey W. Bullock, Secretary of State

5819682 8300

SR# 20213407265

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204315063

Date: 10-04-21

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "CLEVERPET, INC.", FILED IN

THIS OFFICE ON THE FOURTH DAY OF OCTOBER, A.D. 2021, AT 11:09

O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

5819682   8100   Authentication: 204315062
SR# 20213407265   Date: 10-04-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:09 AM 10/04/2021
FILED 11:09 AM 10/04/2021
SR 20213407265 - File Number 5819682

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CLEVERPET, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

CleverPet, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is CleverPet, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 9, 2015 under the name CleverPet, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is CleverPet, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 2,156,053 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). The first Series of Preferred Stock shall be designated "***Series A-1 Seed Preferred Stock***" and shall consist of 325,017 shares. The second Series of Preferred Stock shall be designated "***Series A-2 Seed Preferred Stock***" and shall consist of 285,887 shares. The third Series of Preferred Stock shall be designated "***Series A-3 Seed Preferred Stock***" and shall consist of 142,944 shares. The fourth Series of Preferred Stock shall be designated "***Series A-4 Seed Preferred Stock***" and shall consist of 514,595 shares. The fifth Series of Preferred Stock shall be designated "***Series A-5 Seed Preferred Stock***" and shall consist of 198,532 shares. The sixth Series of Preferred Stock shall be designated "***Series A-6 Seed Preferred Stock***" and shall consist of 219,913 shares. The seventh Series of Preferred Stock shall be designated "***Series A-7 Seed Preferred Stock***" and shall consist of 442,065 shares. The eighth Series of Preferred Stock shall be designated "***Series A-8 Seed Preferred Stock***" and shall consist of 27,100 shares. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Articles, all shares of Series A-1 Seed Preferred

Stock, Series A-2 Seed Preferred Stock, Series A-3 Seed Preferred Stock, Series A-4 Seed Preferred Stock, Series A-5 Seed Preferred Stock, Series A-6 Seed Preferred Stock, Series A-7 Seed Preferred Stock and Series A-8 Seed Preferred Stock are referred herein as "*Series Seed Preferred Stock*".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A-1 Seed Original Issue Price**" shall mean, with respect to the Series A-1 Seed Preferred Stock, $3.35798 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-1 Seed Preferred Stock. The "**Series A-2 Seed Original Issue Price**" shall mean, with respect to the Series A-2 Seed Preferred Stock, $0.20987 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-2 Seed Preferred Stock. The "**Series A-3 Seed Original Issue Price**" shall mean, with respect to the Series A-3 Seed Preferred Stock, $0.41975 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-3 Seed Preferred Stock. The "**Series A-4 Seed Original Issue Price**" shall mean, with respect to the Series A-4 Seed Preferred Stock, $1.04937 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-4 Seed Preferred Stock. The "**Series A-5 Seed Original Issue Price**" shall mean, with respect to the Series A-5 Seed Preferred Stock, $1.25924 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-5 Seed Preferred Stock. The "**Series A-6 Seed Original Issue Price**" shall mean, with respect to the Series A-6 Seed Preferred Stock, $1.36418 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-6 Seed Preferred Stock. The "**Series A-7 Seed Original Issue Price**" shall mean, with respect to the Series A-7 Seed Preferred Stock, $1.88886 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-7 Seed Preferred Stock. The "**Series A-8 Seed Original Issue Price**" shall mean, with respect to the Series A-8 Seed Preferred Stock, $3.35798 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series A-8 Seed Preferred Stock. The term "**Original Issue Price**" shall mean, with respect to applicable Preferred Stock, the original issue price with respect to the applicable Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to <u>Section 2.1</u> or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least thirty (30) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 <u>Effecting a Deemed Liquidation Event</u>.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u>.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable for any series of Preferred Stock shall initially be equal to the appliable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or

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by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

        4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

        (a)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the first date following the date the first share of Series A-1 Seed Preferred Stock was issued (the "**Original Issue Date**"), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

        (i)   as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

        (ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

        (iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

        (iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

        (b)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

        (c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

        4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

        4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

11.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation

14.

may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7.   Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held

16.

to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on October 4, 2021.

By: _____

Leo Trottier, Chief Executive Officer

SIGNATURE PAGE TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

<u>EXHIBIT C</u>

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made and entered into as of October 4, 2021, by and among **CleverPet, Inc.**, a Delaware corporation (the "**Company**"), each holder of Series A-1 Seed Preferred Stock, $0.0001 par value per share, Series A-2 Seed Preferred Stock, $0.0001 par value per share, Series A-3 Seed Preferred Stock, $0.0001 par value per share, Series A-4 Seed Preferred Stock, $0.0001 par value per share, Series A-5 Seed Preferred Stock, $0.0001 par value per share, Series A-6 Seed Preferred Stock, $0.0001 par value per share, Series A-7 Seed Preferred Stock, $0.0001 par value per share, and Series A-8 Seed Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed Preferred Stock**"), (referred to herein as the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Preferred Stock, and in connection with that agreement the parties desire to provide identify the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement and the Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "**Restated Certificate**").

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding the Board

1.1   Shares. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of common stock, $0.0001 par value per share, ("**Common Stock**") of the Company and the Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)   Four persons designated from time to time by the Key Holder (the "**Key Holder Designees**"), for so long as such Stockholder and his Affiliates (as defined below) continue to own beneficially any shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, which individual shall initially be Grant Jordan; and

(b)   The Company's Chief Executive Officer, who as of the date of this Agreement is Leo Trottier (the "**CEO Director**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director.

To the extent that any of clauses (a) through (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Section 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Section 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the request of any party entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. So long as the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of more than fifty percent (50%) of the shares of Common Stock then issued (excluding those issued or issuable upon conversion of the shares of Preferred Stock) (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (excluding those issued or issuable upon conversion of the shares of Preferred Stock) held by Key Holders who are then providing services to the Company as officers, employees or consultants voting as a separate class (collectively, (i)-(iii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c)   such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)   the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable;

(g)   subject to clause (f) above requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least twenty one (21) days prior to the effective date of any such transaction or series of related transactions.

4.   Remedies.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" Matters.

5.1   Definitions. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2   Representations.

(a)   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this

Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b)   The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and/or Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 <u>Transfers</u>. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as <u>Exhibit A</u>. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this <u>Section 7.2</u>. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in <u>Section 7.12</u>.

7.3 <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 <u>Governing Law</u>. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 <u>Counterparts</u>. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 <u>Notices</u>.

(a) <u>General</u>. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on <u>Schedule A</u> or <u>Schedule B</u> hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this <u>Section 7.7</u>. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to the address beneath its signature, and if notice is given to Stockholders, a copy (which copy shall not constitute notice) shall also be given to the last known address of such Stockholder.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of the Key Holder;

(c)   the provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the Key Holders;

(d)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(e)   Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(f)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

CLEVERPET, INC.

By: _____
      Name: Leo Trottier
      Title: Chief Executive Officer

Address: 302 Washington Street,
               San Diego, CA, 92103

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDER:

_____

Leo Trottier

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____


SCHEDULE A

INVESTORS


Name and Address

SCHEDULE B

KEY HOLDERS

Name and Address

Leo Trottier

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of October 4, 2021 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1.1   **Acknowledgement**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

> As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

> As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

> As a new "Investor" in accordance with Section 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

> In accordance with Section 7.1(b) of the Agreement, as a new party who is not a new "Investor", in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   **Agreement**. Holder hereby (a) agrees that the Stock, Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **CLEVERPET, INC.**
Name: _____
Title: _____
Address: _____   By: _____
_____   Name:_____
E-mail Address: _____   Title: _____

Exhibit D

[Voting Agreement]

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made and entered into as of October 4, 2021, by and among **CleverPet, Inc.**, a Delaware corporation (the "**Company**"), each holder of Series A-1 Seed Preferred Stock, $0.0001 par value per share, Series A-2 Seed Preferred Stock, $0.0001 par value per share, Series A-3 Seed Preferred Stock, $0.0001 par value per share, Series A-4 Seed Preferred Stock, $0.0001 par value per share, Series A-5 Seed Preferred Stock, $0.0001 par value per share, Series A-6 Seed Preferred Stock, $0.0001 par value per share, Series A-7 Seed Preferred Stock, $0.0001 par value per share, and Series A-8 Seed Preferred Stock, $0.0001 par value per share, of the Company ("**Series Seed Preferred Stock**"), (referred to herein as the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series Seed Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Preferred Stock, and in connection with that agreement the parties desire to provide identify the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement and the Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "**Restated Certificate**").

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding the Board

1.1   Shares. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of common stock, $0.0001 par value per share, ("**Common Stock**") of the Company and the Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)   Four persons designated from time to time by the Key Holder (the "**Key Holder Designees**"), for so long as such Stockholder and his Affiliates (as defined below) continue to own beneficially any shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, which individual shall initially be Grant Jordan; and

(b)   The Company's Chief Executive Officer, who as of the date of this Agreement is Leo Trottier (the "**CEO Director**"), <u>provided</u> that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director.

To the extent that any of clauses (a) through (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3   <u>Failure to Designate a Board Member</u>. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

1.4   <u>Removal of Board Members</u>. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to <u>Section 1.2</u> of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under <u>Section 1.2</u> to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to <u>Section 1.2</u> is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to <u>Section 1.2</u> shall be filled pursuant to the provisions of this <u>Section 1</u>; and

(c)   upon the request of any party entitled to designate a director as provided in <u>Section 1.2</u> to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this <u>Section 1</u>, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. So long as the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of more than fifty percent (50%) of the shares of Common Stock then issued (excluding those issued or issuable upon conversion of the shares of Preferred Stock) (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (excluding those issued or issuable upon conversion of the shares of Preferred Stock) held by Key Holders who are then providing services to the Company as officers, employees or consultants voting as a separate class (collectively, (i)-(iii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c)   such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)   the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable;

(g)   subject to clause (f) above requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least twenty one (21) days prior to the effective date of any such transaction or series of related transactions.

4.   Remedies.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" Matters.

5.1   Definitions. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2   Representations.

(a)   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this

Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b)   The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and/or Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to the address beneath its signature, and if notice is given to Stockholders, a copy (which copy shall not constitute notice) shall also be given to the last known address of such Stockholder.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of the Key Holder;

(c) the provisions of Section 1.2(b) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of the Key Holders;

(d) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(e) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(f) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

CLEVERPET, INC.

By: _____

      Name: Leo Trottier
      Title: Chief Executive Officer

Address: 302 Washington Street,
                San Diego, CA, 92103

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDER:

_____

Leo Trottier

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

INVESTORS

Name and Address

<u>SCHEDULE B</u>

KEY HOLDERS

<u>Name and Address</u>

Leo Trottier

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of October 4, 2021 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1.1   **Acknowledgement**. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

> As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.
>
> As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.
>
> As a new "Investor" in accordance with Section 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.
>
> In accordance with Section 7.1(b) of the Agreement, as a new party who is not a new "Investor", in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   **Agreement**. Holder hereby (a) agrees that the Stock, Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   **Notice**. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **CLEVERPET, INC.**
Name: _____
Title: _____
Address: _____   By: _____
_____   Name: _____
E-mail Address: _____   Title: _____

EXHIBIT D

Video Transcript

FluentPet "About Us" Video: "What's Possible" Script
00:00:30

(Tone: inspiring, uplifting, inspirational)

Video: Clip of a dog pressing staring at the camera.
VO: It's not about teaching your dog to talk.

Video: Clip of a dog pressing "who's this"
VO: It's about wonder.

Video: Clip of a dog pressing "love you"
VO: Love,

Video: Clip of a dog pressing "why"
VO: curiosity

Video: Clip of a dog pressing "oops"
VO: an honest mistake,

Video: Clip of a dog pressing "scritches"
VO: the need for comfort

Video: Clip of a dog pressing "oops"
VO: the love of life

Video: Clip of a dog pressing a name or "friend" button
VO: friends

Video: Clip of a dog pressing "beach"
VO: beaches.

Video: Clip of people sitting with their dogs and their buttons.
VO: It's not about teaching your dog to talk.

Video: Clip of someone petting or giving attention to their dog.
VO: It's about learning what's possible and you never know what's possible,

Video: Clip of a puppy pressing a button.
VO: Until you try.

EXHIBIT E

"Testing the Waters" Material



Republic

Company Name	FluentPet
Logo	
Headline	Your dog has a lot to say—our technology gives them a voice
Hero Image	
Tags	Animals, Science, Consumer Goods, B2C
Pitch text	**Summary** • FluentPet sound buttons enable rich, language-like communication with pets • Used by Bunny, the talking dog with 6.7M TikTok followers • Thriving user community at How.TheyCanTalk.org • Over $3.3M trailing 12 month revenue as of June 2021 • Over 40k orders and solidly profitable—$356k income on $977k sales for Q1 • Major university research collaboration featured in NY Times & The Verge • Upcoming app and next-gen hardware to cement market leader position

Problem

What goes on behind those eyes?

53% of American households own dogs. For most of us, they're part of the family—and cognitive scientists are discovering that their ability to think and feel is more developed than we ever imagined.

People who live with dogs know that curiosity, fear, excitement, and boredom are not just human emotions. Other animals feel many of the same things that we do, and deserve to lead full and happy lives.

Recent scientific results, and countless examples from everyday life, constantly remind us that we're only scratching the surface of what our non-human cousins can do.



Bunny and her human Alexis Devine began using FluentPet HexTiles in Spring 2020, and then started the TikTok account @whataboutbunny (6.7M+ followers) to document their progress.

Solution

FluentPet: a catalyst for communication

Together, we can achieve rich communication with animals

CleverPet is a San Diego company founded by cognitive scientists that designs and manufactures the FluentPet System. FluentPet is a system of **recordable sound buttons** and **connecting HexTiles** that enables dogs, cats, and other animals to express themselves and be understood by humans.

FluentPet uses **cognitive science and academic research** to make teaching, learning, and communicating easier:

- Neuroscience-aligned hexagonal organization inspired by the brain's **grid cell space representation system**

- Word groupings make concepts easier to find, remember, and categorize

- Design enables progressive, organic soundboard expansion with a growing vocabulary





Place cell
Location: hippocampus brain area

Each place cell is a neuron
that activates (black dots) when a mammal
is in a *particular* location in a space.

Grid cell
Location: entorhinal cortex brain area

Each grid cell is a neuron that activates (black dots) when a
mammal is in **multiple locations in a space**, with
each location **centered at the vertex of a hexagonal grid**.

**The 2014 Nobel Prize in Physiology or Medicine was awarded
for the discoveries of place cells and grid cells.**



Bastian (@bastianandbrews). Bastian's human is a FluentPet Guide. She customized Bastian's sound
board by adding to it her own stickers and a voice-activated computer.

Product

Customizable design supports a 100+ word vocabulary

We've known for millennia that dogs can recognize the words we say. With FluentPet customizable sound buttons and HexTiles, they can "say" words too!

- **Step 1:** Customers record words on our sound buttons and arrange them on HexTiles.

- **Step 2:** Customers teach by modeling words, pressing buttons when performing meaningful actions (e.g. "outside" when going outside).

- **Step 3:** Animals learn to press buttons on their own, using several buttons together for more complex communication.

Our system structures and accelerates this process by organizing sound buttons into groups. This helps learners (and their teachers!) more easily remember where buttons are, and recognize how concepts cluster together.


Other People & Animals
People
Actions
Objects
Places
Other Objects
Social Words
Other Actions
Adverbs
FluentPet

With FluentPet HexTiles, customers can grow their soundboard while arranging buttons so they're easier to learn and use.


FLUENTPET APP
In development. Scheduled for release Q4 2021
HOUSEHOLD
24
PRESSES
4
MODELING EVENTS
CONTEXT
FEED
STATS
OUTSIDE
PLAY
BALL
Request
Speak to other learner
Part of a conversation...
SETTLE
Modeling Apropriate Usage
Tried modeling it in a new way...
CONCERNED
OUTSIDE
Inform
Lilly was frantically pressing...
USAGE BY BUTTON
Outside
Play
Water
Ball
Cat
USAGE CONTEXTS
18.7%
Log

The FluentPet mobile app, currently in development, will let customers accurately track and share their dog or cat's progress.

Traction

Our second innovative product

Profitable from Day One

Our first product, the CleverPet Hub, broke new ground as the **world's first game console for dogs**. With our latest brand FluentPet, we've achieved:

- **$3,300,000+** trailing 12-month revenue as of June 2021

- **$356,000** Q1 2021 income

- Revenue-to-marketing ratio > 10:1

- **$0 ad spend** thanks to #1 search engine ranking

- Ongoing research collaboration with a Tier 1 university

The FluentPet System and associated research project have been featured in dozens of news outlets—Buzzfeed, WSJ, NYT, The Economist—thanks in part to viral TikTok sensation @whataboutbunny.

With **6.7M+ followers and 143M+ likes**, Bunny is an example of success with FluentPet who has ignited the imaginations of dog lovers around the world.

MONTHLY SALES



SALES FORECAST





Customers

Part of a thriving community

We have sold FluentPet Systems to 40K+ customers, and have a mailing list of 100K+. Our affiliate program is an important part of our strategy, driving customer acquisition through social media.

At How.TheyCanTalk.org, we have developed an online community and scientific research project with **3000+ enrolled participants and growing**. Users share tips, tricks, photos, and stories, and every week they document new and surprising button behaviors for analysis by our research team. We are committed to submitting multiple articles for peer review, planning for a minimum of three over the next 12 months.

Our thriving user community is an incredible asset for our brand's market growth and user retention prospects.

Business Model

International, profitable, protectable

We sell **direct to consumers** around the world through our site Fluent.Pet; when we have a sufficient supply of inventory, we will partner with other retailers. Additional global expansion is planned later this year.

Constant negotiation and cost refinement with our manufacturers helps us stay **price competitive and profitable**. Our 40,000+ orders have an average value of $110+. Existing customers purchase additional HexTiles and buttons to expand their learner's vocabulary, providing a source of **recurring revenue**.

We are currently investing in patents and trademarks, and developing advanced hardware and a rich technology ecosystem: building a **protectable business** that will withstand knock-offs.


Increased discovery of dog abilities
Increased market education
Increased FluentPet Guides (affiliates)
Increased FluentPet customers & revenue $$$$
Increased FluentPet product value
Increased dog communication ability
FluentPet's Virtuous Cycle
As our customer base grows, so does our base of potential Guides. More guides leads to greater market education, yielding new insights into dog capacities. Dog communication ability thereby increases, increasing the value of FluentPet as a product, leading to increased customers.

Market

$232B in projected pet spending for 2021

Top down

Despite the economic uncertainties caused by a worldwide health crisis, people are spending more than ever on their pets. According to an analysis by Global Market Insights, the global pet care market is expected to **grow from $216B to $232B** in 2021.

This upward trajectory shows no signs of slowing: by 2027, pet care sales could reach upwards of $350B worldwide.

Bottom up

There are 63.4M US households with at least one dog. The **Lifetime Customer Value** for a dog learning 60 buttons—Bunny has more than 80!—is $500+ over a 12 year average canine lifespan, or more than $41/year.

63.4M households spending $41/year+ would suggest a potential Total Addressable Market of **$2.6B per year** in the US alone.

Competition

Creating our own category: Intelligent Pet

Generic recordable sound buttons are widely available. However, only FluentPet products have been designed with two-way human-to-dog communication in mind.

The FluentPet brand has led in **design, research, and time to market**, and has brought together the world's most advanced community of button teachers. With our company advisor backgrounds in artificial intelligence and computational neuroscience, we see a range of unique opportunities to integrate data from a range of different markets. In doing so, we plan to continue our rapid pace of development, releasing a range of new hardware and software products (such as our **upcoming mobile app**) to add further protectible value.

Vision

Touching lives around the world

We are a company that combines **best-in-class product development** with **rigorous, ground-breaking scientific research**, to deliver on our mission of communication with other species while sustaining a rapidly growing business.

Our success has the potential to disrupt the existing pet industry. Its impact could extend to:

- Everyday dog training, care, and supervision

- Work with service dogs and support animals

- Viral animal personalities and "influencers"

- Entire new industries of physical and digital products

Above all, we envision a world where FluentPet is the interface enabling radically higher bandwidth communication between humans and the animals we live with, profoundly **enriching both their lives and our own**.

Investors

$2M+ funding, backed by angels and micro-VCs

Individuals and firms backing CleverPet and FluentPet include:

- Ruvento Ventures

- Techstars & Qualcomm Robotics Accelerator

- Asimov Ventures

- EvoNexus

- Employee #1 at Facebook

- A Senior Research Scientist at DeepMind

- Founders of Synthego and Celo

Founders

Our company was founded by a team of cognitive scientists convinced that the animals we live with have incredible potential.

Founder and CEO Leo Trottier studied cognitive science and A.I. at the University of Toronto, and from there went straight to UC San Diego's PhD program in cognitive science. He left the program to found CleverPet, and has since led a successful Kickstarter campaign, raised over $2M in investor funding, and launched the CleverPet Hub. He holds numerous patents and is Co-Director of the How.TheyCanTalk Research Initiative.

CleverPet advisors include:

- Mike Nuttall (Co-Founder, IDEO)

- Dr. Timothy Lillicrap (Senior Research Scientist, DeepMind)

- Prof. Terrence Sejnowski (Computational Neurobiology Lab, Salk Institute for Biological Studies)

The CleverPet journey

The idea of making technology for dogs and cats came from a lightbulb moment in 2011: the realization that the 3D depth cameras (like the Microsoft Kinect) found in millions of homes were the **first animal-friendly computer interfaces**. With some software and a smart food reward device, every home could be turned into an all-day interactive playground for the animals who live there.

To get traction as quickly as possible, we decided to start with a simple touch-based game console that engages dogs using lights and sounds. The result was the CleverPet Hub, which made us the **first company in history** to remotely train thousands of dogs automatically at home.

This experience taught us an enormous amount about the rapidly developing "Intelligent Pet" product category. When it was demonstrated in the fall of 2019 that anyone could teach a dog to "talk" with recordable sound buttons, we saw enormous potential to apply everything we'd learned.

Team

	Leo Trottier	Founder and CEO	Product Developer, and Cognitive Scientist trained at the University of Toronto and UC San Diego
	Kellie Marks	How.TheyCanTalk.org Lead	
	Jack Terwilliger	How.TheyCanTalk Data Science	
	Amalia Bastos	How.TheyCanTalk Researcher	
	Gabriella Smith	How.TheyCanTalk Researcher	
	Jelmer Tiete	Hardware and Manufacturing Lead	PhD Cand., Vrije Universiteit Brussel
	Melody Wu	Customer Happiness	
	Irene Hou	Marketing Intern	
	Katreen Jumilla	Executive Assistant	
	Alexis Devine	Lead FluentPet Guide	Artist and teacher of Bunny the Dog (@whataboutbunny)
	Eden Pancho	Marketing	

Perks

$100	$25 off a purchase of $100 or more
$250	2 x $25 off a purchase of $100 or more
$500	2 x $50 off a purchase of $100 or more
$1,000	1 "Basic Vocab" Kit (12 buttons, 6 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more
$2,500	1 "They Can Talk" kit (32 buttons, 10 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more 1 x $100 off a purchase of $200 or more
$5,000	1 "They Can Talk" kit (32 buttons, 10 HexTiles) 1 x $100 off a purchase of $200 or more 25% off discount on any purchase for 6 months
$10,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount
$25,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Founder and CEO Leo Trottier
$50,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Alexis Devine and Bunny + Founder and CEO Leo Trottier
$100,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount Dinner in Seattle/Tacoma with Alexis Devine (@whataboutbunny) and Founder/CEO Leo Trottier

FAQ

FluentPet FAQ



Republic

Company Name	FluentPet

Logo	

Headline	Your dog has a lot to say—our technology gives them a voice



Hero Image	

Tags	Science, Consumer Goods, Animals, B2C, Coming soon

Pitch text

Summary

- FluentPet sound buttons enable rich, language-like communication with pets
- Used by Bunny, the talking dog with 6.7M TikTok followers
- Thriving user community at How.TheyCanTalk.org
- Over $3.3M trailing 12 month revenue as of June 2021
- Over 40k orders and solidly profitable—$356k income on $977k sales for Q1
- Major university research collaboration featured in NY Times & The Verge
- Upcoming app and next-gen hardware to cement market leader position

Problem

What goes on behind those eyes?

53% of American households own dogs. For most of us, they're part of the family—and cognitive scientists are discovering that their ability to think and feel is more developed than we ever imagined.

People who live with dogs know that curiosity, fear, excitement, and boredom are not just human emotions. Other animals feel many of the same things that we do, and deserve to lead full and happy lives.

Recent scientific results, and countless examples from everyday life, constantly remind us that we're only scratching the surface of what our non-human cousins can do.



Bunny and her human Alexis Devine began using FluentPet HexTiles in Spring 2020, and then started the TikTok account @whataboutbunny (6.7M+ followers) to document their progress.

Solution

FluentPet: a catalyst for communication

Together, we can achieve rich communication with animals

CleverPet is a San Diego company founded by cognitive scientists that designs and manufactures the FluentPet System. FluentPet is a system of **recordable sound buttons** and **connecting HexTiles** that enables dogs, cats, and other animals to express themselves and be understood by humans.

FluentPet uses **cognitive science and academic research** to make teaching, learning, and communicating easier:

- Neuroscience-aligned hexagonal organization inspired by the brain's **grid cell space representation system**

- Word groupings make concepts easier to find, remember, and categorize

- Design enables progressive, organic soundboard expansion with a growing vocabulary





Place cell
Location: hippocampus brain area

Each place cell is a neuron
that activates (black dots) when a mammal
is in a *particular* location in a space.

Grid cell
Location: entorhinal cortex brain area

Each grid cell is a neuron that activates (black dots) when a
mammal is in **multiple locations in a space**, with
each location **centered at the vertex of a hexagonal grid**.

**The 2014 Nobel Prize in Physiology or Medicine was awarded
for the discoveries of place cells and grid cells.**



Bastian (@bastianandbrews). Bastian's human is a FluentPet Guide. She customized Bastian's sound
board by adding to it her own stickers and a voice-activated computer.

Product

Customizable design supports a 100+ word vocabulary

We've known for millennia that dogs can recognize the words we say. With FluentPet customizable sound buttons and HexTiles, they
can "say" words too!

- **Step 1:** Customers record words on our sound buttons and arrange them on HexTiles.

- **Step 2:** Customers teach by modeling words, pressing buttons when performing meaningful actions (e.g. "outside" when going outside).

- **Step 3:** Animals learn to press buttons on their own, using several buttons together for more complex communication.

Our system structures and accelerates this process by organizing sound buttons into groups. This helps learners (and their teachers!) more easily remember where buttons are, and recognize how concepts cluster together.


Other People & Animals
People
Actions
Objects
Places
Other Objects
FluentPet
Social Words
Other Actions
Adverbs

With FluentPet HexTiles, customers can grow their soundboard while arranging buttons so they're easier to learn and use.


FLUENTPET APP
In development. Scheduled for release Q4 2021
HOUSEHOLD
24 PRESSES
4 MODELING EVENTS
CONTEXT
FEED
STATS
OUTSIDE
PLAY
BALL
Request
Speak to other learner
Part of a conversation...
SETTLE
Modeling Apropriate Usage
Tried modeling it in a new way...
CONCERNED
OUTSIDE
Inform
Lilly was frantically pressing...
Log
USAGE BY BUTTON
Outside
Play
Water
Ball
Cat
USAGE CONTEXTS
18.7%

The FluentPet mobile app, currently in development, will let customers accurately track and share their dog or cat's progress.

Traction

Our second innovative product

Profitable from Day One

Our first product, the CleverPet Hub, broke new ground as the **world's first game console for dogs**. With our latest brand FluentPet, we've achieved:

- **$3,300,000+** trailing 12-month revenue as of June 2021

- **$356,000** Q1 2021 income

- Revenue-to-marketing ratio > 10:1

- **$0 ad spend** thanks to #1 search engine ranking

- Ongoing research collaboration with a Tier 1 university

The FluentPet System and associated research project have been featured in dozens of news outlets—Buzzfeed, WSJ, NYT, The Economist—thanks in part to viral TikTok sensation @whataboutbunny.

With **6.7M+ followers and 143M+ likes**, Bunny is an example of success with FluentPet who has ignited the imaginations of dog lovers around the world.

MONTHLY SALES



SALES FORECAST



$86.2M

$43.1M



Customers

Part of a thriving community

We have sold FluentPet Systems to 40K+ customers, and have a mailing list of 100K+. Our affiliate program is an important part of our strategy, driving customer acquisition through social media.

At How.TheyCanTalk.org, we have developed an online community and scientific research project with **3000+ enrolled participants and growing**. Users share tips, tricks, photos, and stories, and every week they document new and surprising button behaviors for analysis by our research team. We are committed to submitting multiple articles for peer review, planning for a minimum of three over the next 12 months.

Our thriving user community is an incredible asset for our brand's market growth and user retention prospects.

Business Model

International, profitable, protectable

We sell **direct to consumers** around the world through our site Fluent.Pet; when we have a sufficient supply of inventory, we will partner with other retailers. Additional global expansion is planned later this year.

Constant negotiation and cost refinement with our manufacturers helps us stay **price competitive and profitable**. Our 40,000+ orders have an average value of $110+. Existing customers purchase additional HexTiles and buttons to expand their learner's vocabulary, providing a source of **recurring revenue**.

We are currently investing in patents and trademarks, and developing advanced hardware and a rich technology ecosystem: building a **protectable business** that will withstand knock-offs.


Increased discovery of dog abilities
Increased market education
Increased FluentPet Guides (affiliates)
Increased FluentPet customers & revenue $$$$
Increased FluentPet product value
Increased dog communication ability
FluentPet's Virtuous Cycle
As our customer base grows, so does our base of potential Guides. More guides leads to greater market education, yielding new insights into dog capacities. Dog communication ability thereby increases, increasing the value of FluentPet as a product, leading to increased customers.

Market

$232B in projected pet spending for 2021

Top down

Despite the economic uncertainties caused by a worldwide health crisis, people are spending more than ever on their pets. According to an analysis by Global Market Insights, the global pet care market is expected to **grow from $216B to $232B** in 2021.

This upward trajectory shows no signs of slowing: by 2027, pet care sales could reach upwards of $350B worldwide.

Bottom up

There are 63.4M US households with at least one dog. The **Lifetime Customer Value** for a dog learning 60 buttons—Bunny has more than 80!—is $500+ over a 12 year average canine lifespan, or more than $41/year.

63.4M households spending $41/year+ would suggest a potential Total Addressable Market of **$2.6B per year** in the US alone.

Competition

Creating our own category: Intelligent Pet

Generic recordable sound buttons are widely available. However, only FluentPet products have been designed with two-way human-to-dog communication in mind.

The FluentPet brand has led in **design, research, and time to market**, and has brought together the world's most advanced community of button teachers. With our company advisor backgrounds in artificial intelligence and computational neuroscience, we see a range of unique opportunities to integrate data from a range of different markets. In doing so, we plan to continue our rapid pace of development, releasing a range of new hardware and software products (such as our **upcoming mobile app**) to add further protectible value.

Vision

Touching lives around the world

We are a company that combines **best-in-class product development** with **rigorous, ground-breaking scientific research**, to deliver on our mission of communication with other species while sustaining a rapidly growing business.

Our success has the potential to disrupt the existing pet industry. Its impact could extend to:

- Everyday dog training, care, and supervision
- Work with service dogs and support animals
- Viral animal personalities and "influencers"
- Entire new industries of physical and digital products

Above all, we envision a world where FluentPet is the interface enabling radically higher bandwidth communication between humans and the animals we live with, profoundly **enriching both their lives and our own**.

Investors

$2M+ funding, backed by angels and micro-VCs

Individuals and firms backing CleverPet and FluentPet include:

- Ruvento Ventures
- Techstars & Qualcomm Robotics Accelerator
- Asimov Ventures
- EvoNexus
- Employee #1 at Facebook
- A Senior Research Scientist at DeepMind

- Founders of Synthego and Celo

Founders

Our company was founded by a team of cognitive scientists convinced that the animals we live with have incredible potential.

Founder and CEO Leo Trottier studied cognitive science and A.I. at the University of Toronto, and from there went straight to UC San Diego's PhD program in cognitive science. He left the program to found CleverPet, and has since led a successful Kickstarter campaign, raised over $2M in investor funding, and launched the CleverPet Hub. He holds numerous patents and is Co-Director of the How.TheyCanTalk Research Initiative.

CleverPet advisors include:

- Mike Nuttall (Co-Founder, IDEO)

- Dr. Timothy Lillicrap (Senior Research Scientist, DeepMind)

- Prof. Terrence Sejnowski (Computational Neurobiology Lab, Salk Institute for Biological Studies)

The CleverPet journey

The idea of making technology for dogs and cats came from a lightbulb moment in 2011: the realization that the 3D depth cameras (like the Microsoft Kinect) found in millions of homes were the **first animal-friendly computer interfaces**. With some software and a smart food reward device, every home could be turned into an all-day interactive playground for the animals who live there.

To get traction as quickly as possible, we decided to start with a simple touch-based game console that engages dogs using lights and sounds. The result was the CleverPet Hub, which made us the **first company in history** to remotely train thousands of dogs automatically at home.

This experience taught us an enormous amount about the rapidly developing "Intelligent Pet" product category. When it was demonstrated in the fall of 2019 that anyone could teach a dog to "talk" with recordable sound buttons, we saw enormous potential to apply everything we'd learned.

Team

	Leo Trottier	Founder and CEO	Product Developer, and Cognitive Scientist trained at the University of Toronto and UC San Diego
	Kellie Marks	How.TheyCanTalk.org Lead	
	Jack Terwilliger	How.TheyCanTalk Data Science	
	Amalia Bastos	How.TheyCanTalk Researcher	
	Gabriella Smith	How.TheyCanTalk Researcher	
	Jelmer Tiete	Hardware and Manufacturing Lead	PhD Cand., Vrije Universiteit Brussel
	Melody Wu	Customer Happiness	
	Irene Hou	UI/UX Intern	
	Katreen Jumilla	Executive Assistant	
	Alexis Devine	Lead FluentPet Guide	Artist and teacher of Bunny the Dog (@whataboutbunny)
	Eden Pancho	Marketing	

Perks

$250	2 x $25 off a purchase of $100 or more
$500	2 x $50 off a purchase of $100 or more
$1,000	1 "Basic Vocab" Kit (12 buttons, 6 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more
$2,200	1 "They Can Talk" kit (32 buttons, 10 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more 1 x $100 off a purchase of $200 or more
$5,000	1 "They Can Talk" kit (32 buttons, 10 HexTiles) 1 x $100 off a purchase of $200 or more 25% off discount on any purchase for 6 months
$10,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount
$25,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Founder and CEO Leo Trottier
$50,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Alexis Devine and Bunny + Founder and CEO Leo Trottier
$100,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount Dinner in Seattle/Tacoma with Alexis Devine (@whataboutbunny) and Founder/CEO Leo Trottier

FAQ

FluentPet FAQ



Company Name	FluentPet
Logo	
Headline	Your dog has a lot to say—our technology gives them a voice
Hero Image	
Tags	Science, Consumer Goods, Animals, B2C, Coming soon

Pitch text

Summary

- FluentPet sound buttons enable rich, language-like communication with pets
- Used by Bunny, the talking dog with 6.7M TikTok followers
- Thriving user community at How.TheyCanTalk.org
- Over $3.3M trailing 12 month revenue as of June 2021
- Over 40k orders and solidly profitable—$356k income on $977k sales for Q1
- Major university research collaboration featured in NY Times & The Verge
- Upcoming app and next-gen hardware to cement market leader position

Problem

What goes on behind those eyes?

53% of American households own dogs. For most of us, they're part of the family—and cognitive scientists are discovering that their ability to think and feel is more developed than we ever imagined.

People who live with dogs know that curiosity, fear, excitement, and boredom are not just human emotions. Other animals feel many of the same things that we do, and deserve to lead full and happy lives.

Recent scientific results, and countless examples from everyday life, constantly remind us that we're only scratching the surface of what our non-human cousins can do.



Bunny and her human Alexis Devine began using FluentPet HexTiles in Spring 2020, and then started the TikTok account @whataboutbunny (6.7M+ followers) to document their progress.

Solution

FluentPet: a catalyst for communication

Together, we can achieve rich communication with animals

CleverPet is a San Diego company founded by cognitive scientists that designs and manufactures the FluentPet System. FluentPet is a system of **recordable sound buttons** and **connecting HexTiles** that enables dogs, cats, and other animals to express themselves and be understood by humans.

FluentPet uses **cognitive science and academic research** to make teaching, learning, and communicating easier:

- Neuroscience-aligned hexagonal organization inspired by the brain's **grid cell space representation system**

- Word groupings make concepts easier to find, remember, and categorize

- Design enables progressive, organic soundboard expansion with a growing vocabulary





Place cell

Location: hippocampus brain area

Each place cell is a neuron
that activates (black dots) when a mammal
is in a *particular* location in a space.

Grid cell

Location: entorhinal cortex brain area

Each grid cell is a neuron that activates (black dots) when a
mammal is in **multiple locations in a space**, with
each location **centered at the vertex of a hexagonal grid**.

The 2014 Nobel Prize in Physiology or Medicine was awarded
for the discoveries of place cells and grid cells.



Bastian (@bastianandbrews). Bastian's human is a FluentPet Guide. She customized Bastian's sound
board by adding to it her own stickers and a voice-activated computer.

Product

Customizable design supports a 100+ word vocabulary

We've known for millennia that dogs can recognize the words we say. With FluentPet customizable sound buttons and HexTiles, they
can "say" words too!

- **Step 1:** Customers record words on our sound buttons and arrange them on HexTiles.

- **Step 2:** Customers teach by modeling words, pressing buttons when performing meaningful actions (e.g. "outside" when going outside).

- **Step 3:** Animals learn to press buttons on their own, using several buttons together for more complex communication.

Our system structures and accelerates this process by organizing sound buttons into groups. This helps learners (and their teachers!) more easily remember where buttons are, and recognize how concepts cluster together.


Other People & Animals ←
People
Actions
Objects
Places
Other Objects →
↓ Other Actions
Social Words
Adverbs

With FluentPet HexTiles, customers can grow their soundboard while arranging buttons so they're easier to learn and use.


FLUENTPET APP
In development. Scheduled for release Q4 2021
HOUSEHOLD
24 PRESSES
4 MODELING EVENTS
CONTEXT
FEED
STATS
OUTSIDE
PLAY
BALL
Request
Speak to other learner
Part of a conversation...
SETTLE
Modeling Apropriate Usage
Tried modeling it in a new way...
CONCERNED
OUTSIDE
Inform
Lilly was frantically pressing...
Log
USAGE BY BUTTON
Outside
Play
Water
Ball
Cat
USAGE CONTEXTS
18.7%

The FluentPet mobile app, currently in development, will let customers accurately track and share their dog or cat's progress.

Traction

Our second innovative product

Profitable from Day One

Our first product, the CleverPet Hub, broke new ground as the **world's first game console for dogs**. With our latest brand FluentPet, we've achieved:

- **$3,300,000+** trailing 12-month revenue as of June 2021

- **$356,000** Q1 2021 income

- Revenue-to-marketing ratio > 10:1

- **$0 ad spend** thanks to #1 search engine ranking

- Ongoing research collaboration with a Tier 1 university

The FluentPet System and associated research project have been featured in dozens of news outlets—Buzzfeed, WSJ, NYT, The Economist—thanks in part to viral TikTok sensation @whataboutbunny.

With **6.7M+ followers and 143M+ likes**, Bunny is an example of success with FluentPet who has ignited the imaginations of dog lovers around the world.

MONTHLY SALES



SALES FORECAST





Customers

Part of a thriving community

We have sold FluentPet Systems to 40K+ customers, and have a mailing list of 100K+. Our affiliate program is an important part of our strategy, driving customer acquisition through social media.

At How.TheyCanTalk.org, we have developed an online community and scientific research project with **3000+ enrolled participants and growing**. Users share tips, tricks, photos, and stories, and every week they document new and surprising button behaviors for analysis by our research team. We are committed to submitting multiple articles for peer review, planning for a minimum of three over the next 12 months.

Our thriving user community is an incredible asset for our brand's market growth and user retention prospects.

Business Model

International, profitable, protectable

We sell **direct to consumers** around the world through our site Fluent.Pet; when we have a sufficient supply of inventory, we will partner with other retailers. Additional global expansion is planned later this year.

Constant negotiation and cost refinement with our manufacturers helps us stay **price competitive and profitable**. Our 40,000+ orders have an average value of $110+. Existing customers purchase additional HexTiles and buttons to expand their learner's vocabulary, providing a source of **recurring revenue**.

We are currently investing in patents and trademarks, and developing advanced hardware and a rich technology ecosystem: building a **protectable business** that will withstand knock-offs.


Increased discovery of dog abilities
Increased market education
Increased FluentPet Guides (affiliates)
Increased FluentPet customers & revenue $$$$
Increased FluentPet product value
Increased dog communication ability
FluentPet's Virtuous Cycle

As our customer base grows, so does our base of potential Guides. More guides leads to greater market education, yielding new insights into dog capacities. Dog communication ability thereby increases, increasing the value of FluentPet as a product, leading to increased customers.

Market

$232B in projected pet spending for 2021

Top down

Despite the economic uncertainties caused by a worldwide health crisis, people are spending more than ever on their pets. According to an analysis by Global Market Insights, the global pet care market is expected to **grow from $216B to $232B** in 2021.

This upward trajectory shows no signs of slowing: by 2027, pet care sales could reach upwards of $350B worldwide.

Bottom up

There are 63.4M US households with at least one dog. The **Lifetime Customer Value** for a dog learning 60 buttons—Bunny has more than 80!—is $500+ over a 12 year average canine lifespan, or more than $41/year.

63.4M households spending $41/year+ would suggest a potential Total Addressable Market of **$2.6B per year** in the US alone.

Competition

Creating our own category: Intelligent Pet

Generic recordable sound buttons are widely available. However, only FluentPet products have been designed with two-way human-to-dog communication in mind.

The FluentPet brand has led in **design, research, and time to market**, and has brought together the world's most advanced community of button teachers. With our company advisor backgrounds in artificial intelligence and computational neuroscience, we see a range of unique opportunities to integrate data from a range of different markets. In doing so, we plan to continue our rapid pace of development, releasing a range of new hardware and software products (such as our **upcoming mobile app**) to add further protectible value.

Vision

Touching lives around the world

We are a company that combines **best-in-class product development** with **rigorous, ground-breaking scientific research**, to deliver on our mission of communication with other species while sustaining a rapidly growing business.

Our success has the potential to disrupt the existing pet industry. Its impact could extend to:

- Everyday dog training, care, and supervision

- Work with service dogs and support animals

- Viral animal personalities and "influencers"

- Entire new industries of physical and digital products

Above all, we envision a world where FluentPet is the interface enabling radically higher bandwidth communication between humans and the animals we live with, profoundly **enriching both their lives and our own**.

Investors

$2M+ funding, backed by angels and micro-VCs

Individuals and firms backing CleverPet and FluentPet include:

- Ruvento Ventures

- Techstars & Qualcomm Robotics Accelerator

- Asimov Ventures

- EvoNexus

- Employee #1 at Facebook

- A Senior Research Scientist at DeepMind

- Founders of Synthego and Celo

Founders

Our company was founded by a team of cognitive scientists convinced that the animals we live with have incredible potential.

Founder and CEO Leo Trottier studied cognitive science and A.I. at the University of Toronto, and from there went straight to UC San Diego's PhD program in cognitive science. He left the program to found CleverPet, and has since led a successful Kickstarter campaign, raised over $2M in investor funding, and launched the CleverPet Hub. He holds numerous patents and is Co-Director of the How.TheyCanTalk Research Initiative.

CleverPet advisors include:

- Mike Nuttall (Co-Founder, IDEO)

- Dr. Timothy Lillicrap (Senior Research Scientist, DeepMind)

- Prof. Terrence Sejnowski (Computational Neurobiology Lab, Salk Institute for Biological Studies)

The CleverPet journey

The idea of making technology for dogs and cats came from a lightbulb moment in 2011: the realization that the 3D depth cameras (like the Microsoft Kinect) found in millions of homes were the **first animal-friendly computer interfaces**. With some software and a smart food reward device, every home could be turned into an all-day interactive playground for the animals who live there.

To get traction as quickly as possible, we decided to start with a simple touch-based game console that engages dogs using lights and sounds. The result was the CleverPet Hub, which made us the **first company in history** to remotely train thousands of dogs automatically at home.

This experience taught us an enormous amount about the rapidly developing "Intelligent Pet" product category. When it was demonstrated in the fall of 2019 that anyone could teach a dog to "talk" with recordable sound buttons, we saw enormous potential to apply everything we'd learned.

Team

	Leo Trottier	Founder and CEO	Product Developer, and Cognitive Scientist trained at the University of Toronto and UC San Diego
	Kellie Marks	How.TheyCanTalk.org Lead	
	Jack Terwilliger	How.TheyCanTalk Data Science	
	Amalia Bastos	How.TheyCanTalk Researcher	
	Gabriella Smith	How.TheyCanTalk Researcher	
	Jelmer Tiete	Hardware and Manufacturing Lead	PhD Cand., Vrije Universiteit Brussel
	Melody Wu	Customer Happiness	
	Irene Hou	UI/UX Intern	
	Katreen Jumilla	Executive Assistant	
	Alexis Devine	Lead FluentPet Guide	Artist and teacher of Bunny the Dog (@whataboutbunny)
	Eden Pancho	Marketing	
	Ashley Evenson	How.TheyCanTalk Researcher	

Perks

$250	2 x $25 off a purchase of $100 or more
$500	2 x $50 off a purchase of $100 or more
$500	1 x $200 discount code
$1,000	1 "Basic Vocab" Kit (12 buttons, 6 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more
$1,000	2 x $200 discount code 1 x $100 discount code
$2,200	1 "They Can Talk" kit (32 buttons, 10 HexTiles), delivered to your house 3 x $50 off a purchase of $100 or more 1 x $100 off a purchase of $200 or more
$5,000	1 "They Can Talk" kit (32 buttons, 10 HexTiles) 1 x $100 off a purchase of $200 or more 25% off discount on any purchase for 6 months
$10,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount
$25,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Founder and CEO Leo Trottier
$50,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount 1:1 call with Alexis Devine and Bunny + Founder and CEO Leo Trottier
$100,000	One of each kit (Tester, Get Started Basic Vocab, They Can Talk) 25% lifetime discount Dinner in Seattle/Tacoma with Alexis Devine (@whataboutbunny) and Founder/CEO Leo Trottier

FAQ

FluentPet FAQ



Republic

| Campaign tools | ⌄ |

FluentPet

Your dog has a lot to say—our technology gives them a voice

PLAY

$408,311

Total reserved

i

443

Reservations

Reserve your spot now to ensure you can
invest when FluentPet starts the offering

Reserve FluentPet

$100 minimum investment

Add investment summary...

FluentPet sound buttons enable rich, language-like communication with pets

Used by Bunny, the talking dog with 6.7M TikTok followers

Thriving user community at How.TheyCanTalk.org

Over $3.3M trailing 12 month revenue as of June 2021

Over 40k orders and solidly profitable—$356k income on $977k sales for Q1

Major university research collaboration featured in NY Times & The Verge

Upcoming app and next-gen hardware to cement market leader position

Custom content (Republic admins only)

Problem

What goes on behind those eyes?

53% of American households own dogs. For most of us, they're part of the family—and cognitive scientists are discovering that their ability to think and feel is more developed than we ever imagined.

People who live with dogs know that curiosity, fear, excitement, and boredom are not just human emotions. Other animals feel many of the same things that we do, and deserve to lead full and happy lives.



Recent scientific results, and countless examples from everyday life, constantly remind us that we're only scratching the surface of what our non-human cousins can do.



Reserve FluentPet

$100 minimum investment



Bunny and her human Alexis Devine began using FluentPet HexTiles in Spring
2020, and then started the TikTok account @whataboutbunny
(6.7M+ followers) to document their progress.

Solution

FluentPet: a catalyst for communication

Together, we can achieve rich communication with animals

CleverPet is a San Diego company founded by cognitive scientists that designs and manufactures the
FluentPet System. FluentPet is a system of **recordable sound buttons** and **connecting HexTiles** that
enables dogs, cats, and other animals to express themselves and be understood by humans.

FluentPet uses **cognitive science and academic research** to make teaching, learning, and
communicating easier:

> Neuroscience-aligned hexagonal organization inspired by the brain's **grid cell space
> representation system**

> Word groupings make concepts easier to find, remember, and categorize

Reserve FluentPet

$100 minimum investment





Place cell
Location: hippocampus brain area

Each place cell is a neuron
that activates (black dots) when a mammal
is in a *particular* location in a space.

Grid cell
Location: entorhinal cortex brain area

Each grid cell is a neuron that activates (black dots) when a
mammal is in **multiple locations in a space**, with
each location **centered at the vertex** of a hexagonal grid.

**The 2014 Nobel Prize in Physiology or Medicine was awarded
for the discoveries of place cells and grid cells.**

Reserve FluentPet

$100 minimum investment

Product

Customizable design supports a 100+ word vocabulary

We've known for millennia that dogs can recognize the words we say. With FluentPet customizable sound buttons and HexTiles, they can "say" words too!

Step 1: Customers record words on our sound buttons and arrange them on HexTiles.

Step 2: Customers teach by modeling words, pressing buttons when performing meaningful actions (e.g. "outside" when going outside).

Step 3: Animals learn to press buttons on their own, using several buttons together for more complex communication.

Our system structures and accelerates this process by organizing sound buttons into groups. This helps learners (and their teachers!) more easily remember where buttons are, and recognize how concepts cluster together.



Reserve FluentPet

$100 minimum investment





FLUENTPET APP
In development. Scheduled for release Q4 2021
HOUSEHOLD
24 PRESSES
4 MODELING EVENTS
CONTEXT
FEED
STATS
OUTSIDE
PLAY
BALL
Request
Speak to other learner
Part of a conversation...
SETTLE
Modeling Apropriate Usage
Tried modeling it in a new way...
CONCERNED
OUTSIDE
Inform
Lilly was frantically pressing...
USAGE BY BUTTON
Outside
Play
Water
Ball
Cat
USAGE CONTEXTS
18.7%
Household
Explore
Log
Build
FluentPet

The FluentPet mobile app, currently in development, will let customers accurately track and share their dog or cat's progress.

Traction

Our second innovative product

Profitable from Day One

Our first product, the CleverPet Hub, broke new ground as the **world's first game console for dogs**. With our latest brand FluentPet, we've achieved:



Reserve FluentPet

$100 minimum investment

$[illegible] Q1 2021 income

Revenue-to-marketing ratio > 10:1

$0 ad spend thanks to #1 search engine ranking

Ongoing research collaboration with a Tier 1 university

The FluentPet System and associated research project have been featured in dozens of news outlets—Buzzfeed, WSJ, NYT, The Economist—thanks in part to viral TikTok sensation @whataboutbunny.

With **6.7M+ followers and 143M+ likes**, Bunny is an example of success with FluentPet who has ignited the imaginations of dog lovers around the world.


MONTHLY SALES
$600,000
$450,000
$300,000
$150,000

Reserve FluentPet

$100 minimum investment



Customers

Part of a thriving community

We have sold FluentPet Systems to 40K+ customers, and have a mailing list of 100K+. Our affiliate

Reserve FluentPet

$100 minimum investment

they document new and surprising button behaviors for analysis by our research team. We are committed to submitting multiple articles for peer review, planning for a minimum of three over the next 12 months.

Our thriving user community is an incredible asset for our brand's market growth and user retention prospects.


TheyCanTalk.org
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Welcome
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Other Resources
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Tips, Tricks, Help, Chat
Beginners Start Here
Board Building & Planning
Modeling Words & Conc...
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"Is this what's happenin...
Welcome
Posts 10
Members 2442
Let's teach them to talk
What if your dog could tell you what they're thinking? What if they could feel heard and understood?
Welcome to How.TheyCanTalk.org!
This is a community-generated forum dedicated to helping people teach learners to communicate using sound board Augmentative and Alternative Communication (AAC) Devices.
It is inspired by the work of Christina Hunger, who demonstrated that it was possible to teach dogs to use a sound board to express their thoughts and needs.
We're constantly discovering new things about teaching words to dogs, and so there's a need for a place that brings together tips, tricks, do's and don'ts that seem to work.

Business model

International, profitable, protectable

Reserve FluentPet

$100 minimum investment

Constant negotiation and cost refinement with our manufacturers helps us stay **price competitive and profitable**. Our 40,000+ orders have an average value of $110+. Existing customers purchase additional HexTiles and buttons to expand their learner's vocabulary, providing a source of **recurring revenue**.

We are currently investing in patents and trademarks, and developing advanced hardware and a rich technology ecosystem: building a **protectable business** that will withstand knock-offs.


Increased discovery of dog abilities
Increased dog communication ability
Increased market education
FluentPet's Virtuous Cycle
Increased FluentPet product value
Increased FluentPet Guides (affiliates)
Increased FluentPet customers & revenue $$$$
As our customer base grows, so does our base of potential Guides. More

Reserve FluentPet

$100 minimum investment

Market

$232B in projected pet spending for 2021

Top down

Despite the economic uncertainties caused by a worldwide health crisis, people are spending more than ever on their pets. According to an analysis by Global Market Insights, the global pet care market is expected to **grow from $216B to $232B** in 2021.

This upward trajectory shows no signs of slowing: by 2027, pet care sales could reach upwards of $350B worldwide.

Bottom up

There are 63.4M US households with at least one dog. The **Lifetime Customer Value** for a dog learning 60 buttons—Bunny has more than 80!—is $500+ over a 12 year average canine lifespan, or more than $41/year.

63.4M households spending $41/year+ would suggest a potential Total Addressable Market of **$2.6B per year** in the US alone.

Competition

Creating our own category: Intelligent Pet

Generic recordable sound buttons are widely available. However, only FluentPet products have been designed with two-way human-to-dog communication in mind.

The FluentPet brand has led in **design, research, and time to market**, and has brought together the world's most advanced community of button teachers. With our company advisor backgrounds in

Reserve FluentPet

$100 minimum investment


COMMUNICATION TOOLS
Learning Resources
ENGAGEMENT / ENTERTAINMENT
DOGTV
iFetch
dogster
reddit
facebook
DOG & CAT ONLINE COMMUNITIES
FluentPet
puppod
TRAINERS & TRAINING TOOLS
Furbo
VIDEO MONITORS

Vision

Touching lives around the world

We are a company that combines **best-in-class product development** with **rigorous, ground-breaking scientific research**, to deliver on our mission of communication with other species while sustaining a rapidly growing business.

Our success has the potential to disrupt the existing pet industry. Its impact could extend to:

Everyday dog training, care, and supervision

Work with service dogs and support animals

Reserve FluentPet

$100 minimum investment

Above all, we envision a world where FluentPet is the interface enabling radically higher bandwidth communication between humans and the animals we live with, profoundly **enriching both their lives and our own**.

Investors

$2M+ funding, backed by angels and micro-VCs

Individuals and firms backing CleverPet and FluentPet include:

Ruvento Ventures

Techstars & Qualcomm Robotics Accelerator

Asimov Ventures

EvoNexus

Employee #1 at Facebook

A Senior Research Scientist at DeepMind

Founders of Synthego and Celo

Founders

Our company was founded by a team of cognitive scientists convinced that the animals we live with have incredible potential.

 Founder and CEO Leo Trottier studied cognitive science and A.I. at the University of Toronto, and from there went straight to UC San Diego's PhD program in cognitive science. He left the program to found CleverPet, and has since led a successful Kickstarter campaign, raised over $2M in investor

Reserve FluentPet

$100 minimum investment

Mike Nuttall (Co-Founder, IDEO)

Dr. Timothy Lillicrap (Senior Research Scientist, DeepMind)

Prof. Terrence Sejnowski (Computational Neurobiology Lab, Salk Institute for

... Read more

Add new section

Bonus perks ⓘ

If FluentPet launches an offering and you complete an investment, you may receive perks.

Reserve	**Receive**
$250	2 x $25 off a purchase of $100 or more

Reserve	**Receive**
$500	1 x $200 discount code
	Limited (250 left of 250)

Reserve	**Receive**
$1,000	2 x $200 discount code
	1 x $100 discount code
	Limited (150 left of 150)

Reserve	**Receive**
$2,200	1 "They Can Talk" kit (32 buttons, 10 HexTiles), delivered to your house
	3 x $50 off a purchase of $100 or more
	1 x $100 off a purchase of $200 or more

Reserve FluentPet

$100 minimum investment

1 x $100 off a purchase of $200 or more

25% off discount on any purchase for 6 months

Reserve   **Receive**

$10,000   One of each kit (Tester, Get Started Basic Vocab, They Can Talk)

                               25% lifetime discount

---

1   **Reserve**   **Receive**

reservation $25,000   One of each kit (Tester, Get Started Basic Vocab, They Can Talk)

                               25% lifetime discount

                               1:1 call with Founder and CEO Leo Trottier

                               Limited (4 left of 5)

---

1   **Reserve**   **Receive**

reservation $50,000   One of each kit (Tester, Get Started Basic Vocab, They Can Talk)

                               25% lifetime discount

                               1:1 call with Alexis Devine and Bunny + Founder and CEO Leo Trottier

                               Limited (3 left of 4)

Reserve   **Receive**

$100,000   One of each kit (Tester, Get Started Basic Vocab, They Can Talk)

                               25% lifetime discount

                               Dinner in Seattle/Tacoma with Alexis Devine (@whataboutbunny) and
                               Founder/CEO Leo Trottier

                               Limited (2 left of 2)

About FluentPet

Reserve FluentPet

$100 minimum investment

Legal Name	CleverPet, Inc.
Founded	Sep 2015
Form	California Corporation
Employees	8
Website	fluent.pet
Social Media	
Headquarters	4452 Park Boulevard, San Diego, CA, United States

FluentPet Team

Everyone helping build FluentPet, not limited to employees

Leo Trottier
Founder and CEO

Kellie Marks
How.TheyCanTalk.org
Lead

Jack Terwilliger
How.TheyCanTalk Data
Science

Amalia Bastos
How.TheyCanTalk
Researcher

Gabriella Smith
How.TheyCanTalk
Researcher

Jelmer Tiete
Hardware and
Manufacturing Lead

Melody Wu
Customer Happiness

Irene Hou
UI/UX Intern

Katreen Jumilla
Executive Assistant

Alexis Devine
Lead FluentPet Guide

Eden Pancho
Marketing

Ashley Evenson
How.TheyCanTalk
Researcher

FAQ

FluentPet FAQ

Reserve FluentPet

$100 minimum investment



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Alexis announcement script

Hey everyone! It's been super exciting to be able to share Bunny's progress with you all, and it's been amazing to see so many people teaching their dogs and other animals to use the buttons.

We here at FluentPet are so excited that tens of thousands of people have gotten their own sets of buttons and hextiles. The scientists we're collaborating with are doing really incredible work, and we think this whole thing could truly go somewhere amazing.

So in the past, we've talked about participating in the research. But today I'm here to announce that we're planning to launch an open investment campaign. This would mean that you could participate by owning your own stake in our success at FluentPet.

At this stage, we're just looking to find out who might be interested. So we've put together a really short form with a regulatory disclosure thingy at clvr.pt/invest,

This has been an incredibly exciting journey so far, and I'm so stoked for those of you who are interested to become more involved. If that's you, animal friend, you check out the link in my bio.

Form shared by Alexis Devine on @whataboutbunny Instagram account

FluentPet Investor Interest Registration

🕐 Takes X min

Start

Asked for email address, first name, last name, and finally:

4→ Would you be interested in investing in FluentPet?

A Yes

B No

C Maybe (need more information)


Submit

First email sent post-sign-up

Hi << Test First Name >>,

This is Leo and Alexis. We wanted to write to thank you for expressing interest in potentially investing in the company we and the rest of the team are building!

In conjunction with the other Canine AAC "Test Pilots", we started testing and deploying the FluentPet HexTile System in the spring of 2020, and since then it's been amazing to see the progress Bunny and so many other dogs (and cats!) have made with sound buttons.

In the next few weeks we will be launching the opportunity for open investment, sharing many more details about our business, and publicly answering investors' questions. By signing up here you will be the first to know when our page is live and available for commitments. We hope you will be impressed by the progress we've made, the company we've built, and our prospects not only for significant growth, but also for significant positive impact on the way humanity understands and treats dogs and the other animals we live with.

Lastly, since Wednesday's announcement, we have received significant interest, potentially exceeding the space available in this round. So in order to not miss any messages, especially ones about the timing of when we will be able to receive commitments, please whitelist the invest@fluent.pet email address.

We hope you join us on this journey!

Leo Trottier

Founder and CEO

Alexis Devine
Artist and human of Bunny (@whataboutbunny)

PS If you'd like to not receive any more emails, please click unsubscribe

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) no solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

"Reservation are available" announcement sent July 24, 2021

Hi <<First Name>>,

Thanks again for your interest in participating in what we're building at FluentPet. I wanted to be the first to let you know that the FluentPet investment campaign is now open and taking reservations at http://republic.co/fluentpet. These aren't investment commitments, but they are a way to make sure that you get your foot in the door.

As you might have guessed, we've gotten a lot of investor interest (potentially more than we're able to accept). Since we launched FluentPet in June 2020, it's been an incredible journey, not only because we've been witnessing something amazing -- the unprecedented phenomenon of what seems to be rich communication with other species -- but also the development of a business capable of supporting exploration into what's possible here.

After reviewing the campaign page, we hope you will be impressed by the progress we've made, the company we've built, and our prospects not only for significant business growth, but also for using this success to produce a meaningful positive impact on the way humanity understands and treats dogs and the other animals we live with.

Just to reiterate: as the regulatory disclosure at the bottom of this email lays out, "reserving" saves your place in line. It doesn't cost anything, and doesn't turn into a commitment until you indicate that this is what you'd like to do when the campaign officially launches in the next couple weeks.

We're so excited about what comes next. Thank you for choosing to join us on this journey,

-Leo, Alexis (@whataboutbunny), and the FluentPet team

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) no solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

PS If you'd like to not receive any more emails, please click unsubscribe. Mailing address: 302 Washington St #150-3668, San Diego, CA 92103

Jul 24 2021 "Incredible progress" email to reservation sign-ups

Hi <<First Name>>,

What an amazing response! Since our announcement this morning, over 200 investors have reserved more than $230,000 toward an investment in FluentPet, bringing total reservations so far to $289,630. At this rate could hit the $1,070,000 maximum in less than a week!

We're just writing to let you know how grateful we are, and excited to see this level of commitment to the idea of

richer communication with dogs and the other animals we live with.

-Leo, Alexis (@whataboutbunny), and the FluentPet team

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) no solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

--

Leo Trottier | Founder and CEO, CleverPet, Inc. | 858 598 3536
Founder and Director, TheyCanTalk Research Initiative
302 Washington St. #150-3668, San Diego, CA 92103